UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)*

Abington Bancorp, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
00350L109 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, 1st Floor, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 7, 2011 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 00350L109

1.	2514 Multi-Strategy Fund, LP

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 125,845

	8.	Shared Voting Power

	9.	Sole Dispositive Power 125,845

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,845

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.6%

14.	Type of Reporting Person PN

1

SCHEDULE 13D
CUSIP No. 00350L109

1.	Manuel Kursky

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%

14.	Type of Reporting Person IN

2

SCHEDULE 13D
CUSIP No. 00350L109

1.	Dennis Pollack

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%

14.	Type of Reporting Person IN

3

SCHEDULE 13D
CUSIP No. 00350L109

1.	Lawrence B. Seidman

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,207,943

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,207,943

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,207,943

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 6.0%

14.	Type of Reporting Person IN

4

1. Security and Issuer

This statement on Schedule 13D (this "Statement") relates to the shares of common stock, par value $0.01 per share (the "Shares") of Abington Bancorp, Inc. (the "Issuer"), a Pennsylvania corporation, with principal executive offices located at 180 Old York Road, Jenkintown, PA  19046.

This statement on Schedule 13D which was filed on August 20, 2010 and Amendment No. 1 which was filed on November 23, 2010, on behalf of Seidman and Associates, LLC, ("SAL"), Seidman Investment Partnership, LP ("SIP"), Seidman Investment Partnership II, LP ("SIPII"), LSBK06-08, LLC ("LSBK"), Broad Park Investors, LLC ("Broad Park"), CBPS, LLC ("CBPS"), 2514 Multi-Strategy Fund, LP ("2514 MSF"), Contrarian Hedged Equity, LP ("Contrarian"), Lawrence Seidman, individually ("Seidman") and clients of Lawrence Seidman ("Seidman Clients"), Manuel Kursky ("Kursky"), and Dennis Pollack ("Pollack") collectively, the "Reporting Persons" with respect to the Reporting Person's beneficial ownership of the Shares of the Issuer is hereby amended as set forth below:  Such statement on Schedule 13D is hereinafter referred to as the "Schedule 13D".  Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

2. Identity and Background

(a-c) This statement is also being filed by Manuel Kursky ("Kursky") whose principal offices are located at 6 Barone Road, West Orange, NJ  07052.  Mr. Kursky is retired from New York State Department of Banking as Deputy Superintendent of Banks and is presently a consultant to financial institutions.  Mr. Kursky has sole investment discretion and voting authority with repsect to the shares of the Issuer he owns jointly with his wife.

This statement is also being filed by Dennis Pollack ("Pollack") whose principal offices are located at 825 Third Ave, New York, NY  10022 and 47 Blueberry Drive, Woodcliff Lakes, NJ  07677.  Mr. Pollack is a Senior Managing Director at Edgerock Realty Advisors, LLC; a New York City based investment bank and Board Member at PPM Technologies, Inc.; a Portland, Oregon based company that provides advanced technologies to global food processors.  Mr. Pollack has sole investment discretion and voting authority with respect to the shares of the Issuer he owns.

Kursky, Pollack, Seidman, SAL, SIP, SIPII, LSBK, Broad Park, CBPS and 2514 MSF, shall hereinafter be referred to as "Reporting Persons". The Reporting Persons have formed a group with respect to the securities of the Issuer within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(d-e) During the last five years, none of SAL, SIP, SIPII, LSBK, Broad Park, CBPS, 2514 MSF, Kursky, Pollack nor Seidman or his clients, to the best of their knowledge (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals listed as a Reporting Person is a citizen of the United States.  Each entity listed as a Reporting Person was organized in the United States.

3. Source and Amount of Funds or Other Consideration

The stock purchased by the Reporting Persons was purchased in the open market.  As of January 6, 2011, there was no margin loan balance outstanding for any Reporting Person.

4. Purpose of Transaction

The securities covered by this Statement were acquired for the purpose of investment. The Reporting Persons filing this Statement may decide, jointly or individually, to purchase additional shares of the Common Stock or other securities of the Issuer. In addition, the Reporting Persons, jointly or individually, may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws.

As stated below, the Reporting Persons have notified the Company that they plan to nominate two (2) candidates at the 2012 Annual Meeting of Shareholders to run against the Company's candidates.

5

5. Interest in Securities of the Issuer

Contrarian is no longer considered a Reporting Person.  On November 30, 2010, Contrarian transferred their shares of the Company to 2514 MSF due to an internal consolidation of limited partnerships.

On January 7, 2011, SAL sent a letter to Mr. Frank Kovalcheck ("Kovalcheck"), Corporate Secretary of the Company, nominating Manuel Kursky ("Kursky") and Dennis Pollack ("Pollack") for election to the Company's Board of Directors at the Company's next Annual Meeting of Shareholders.  A copy of this letter and the enclosures are attached hereto as Exhibit A.

Kursky and Pollack have given their consent to be named in the Company's proxy statement as nominees, and have consented to serve as directors of the Company if elected at the next Annual Meeting of Shareholders.  Mr. Kursky and Mr. Pollack are considered Reporting Persons with respect to the Reporting Person's beneficial ownership of the shares of the Company.

On January 10, 2011, SAL received a letter from Hugh Wilkinson ("Wilkinson") of Elias, Matz, Tiernan & Herrick LLP, counsel representing ABBC.  The letter indicated that SAL's notice to nominate directors for the 2011 Annual Meeting of Shareholders was provided after the due date and therefore, the individuals would not be considered as nominees to the Company's Board of Directors in 2011 and that SAL failed to provide certain information required by Section 3.12(b) of the Company's Bylaws.

On January 13, 2011, SAL sent a letter to Mr. Wilkinson acknowledging that after further review of the Company's Bylaws, that Mr. Wilkinson was correct that the nominations SAL made for ABBC's 2011 Annual Meeting of Shareholders were not timely, however, SAL disagrees that the nomination material failed to provide the information required by Section 3.12(b) of ABBC's Bylaws.  A copy of this letter is attached hereto as Exhibit B.

On January 13, 2011, SAL sent a letter to Mr. Kovalcheck re-filing the nominating material for the ABBC 2012 Annual Meeting of Shareholders.  A copy of this letter and the enclosures are attached hereto as Exhibit C.

(a)(b)(c) As of the close of business on January 6, 2011, the Reporting Persons owned beneficially an aggregate of 1,209,943 shares of Common Stock, which constituted approximately 6.00% of the 20,165,448 shares of Common Stock outstanding on November 2, 2010 as disclosed in the Company's 10-Q dated November 9, 2010.

Schedule A attached below describes transactions, except for previously reported transactions,  in the Common Stock effected by the Reporting Persons within the past sixty (60) days.  Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock.  All shares were purchased in the open market.

6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as previously described on this Statement, none the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

7. Material to be Filed as Exhibits

Exhibit D    Joint Filing Agreement dated January 6, 2011.  Manuel Kursky and Dennis Pollack have appointed Lawrence B. Seidman as Attorney-in-Fact, with authority to execute and deliver on their behalf any and all documents (including any amendments thereto) required to be filed or otherwise executed and delivered pursuant to the Securities Exchange Act of 1934, as amended, all other federal, state and local securities and corporation laws, and all regulations promulgated thereunder.

6

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2011
/ss/ Lawrence B. Seidman
Attorney-in-Fact pursuant to Joint Filing Agreement dated May 18, 2010

/ss/ Lawrence B. Seidman
Attorney-in-Fact pursuant to Joint Filing Agreement dated January 6, 2011

7

   Exhibit A

SEIDMAN AND ASSOCIATES, LLC
Ivy Corporate Park
100 Misty Lane, 1st Floor
Parsippany, NJ 07054
(973) 952-0405
(973) 781-0876 fax
January 7, 2011

Via facsimile(215) 887-4100 and regular mail
Mr. Frank Kovalcheck, Corporate Secretary
Abington Bancorp, Inc.
180 Old York Road
Jenkintown PA  19046

Dear Mr. Frank Kovalcheck:

Seidman and Associates, LLC (“SAL”) is a New Jersey limited liability company and the undersigned is the Managing Member.  As of January 6, 2011, SAL owns 194,985 shares of Abington Bancorp, Inc. (“ABBC”) (1,000 shares as a record owner.)

SAL hereby nominates, in accordance with Section 3.12 of the Company’s Bylaws, Dennis Pollack (“Pollack”) and Manuel Kursky (“Kursky”) for election to the Company’s Board of Directors at the Company’s next Annual Meeting of Shareholders.

The information required by Section 3.12 of the Company’s Bylaws is provided as follows:

(1) Name and address of nominating shareholder:

(a) Seidman and Associates, LLC
Lawrence B. Seidman, Managing Member
100 Misty Lane, 1st Floor
Parsippany, NJ  07054

(b) Name, age and addresses of each proposed nominee:

1.   Dennis Pollack, age 60
Residence: 47 Blueberry Drive, Woodcliff Lakes, NJ  07677
Business address: Edgerock Realty Advisors, LLC, 825 Third Ave, New York, NY  10022

2.   Manuel Kursky, age 61
Residence and business address: 6 Barone Road, West Orange, NJ  07052

(2) Principal occupation or employment of the nominating shareholder and each proposed nominee:

(a) Seidman and Associates, LLC
A limited liability company principally involved in the purchase and sale of publicly traded financial institutions.

(b) Dennis Pollack

Senior Managing Director at Edgerock Realty Advisors, LLC; a New York City based investment bank and Board Member at PPM Technologies, Inc.; a Portland, Oregon based company that provides advanced technologies to global food processors.

Exhibit A

(c) Manuel Kursky
Retired from New York State Department of Banking as Deputy Superintendent of Banks.
Presently a consultant to financial institutions.

(3)	Class and number of shares of the Corporation’s stock beneficially owned:

		Shares of Common Stock
(a)	SAL	194,985
	Persons acting in concert/Affiliates/Associates of SAL
	Seidman Investment Partnership, LP (“SIP”)	192,821
	Seidman Investment Partnership II, LP (“SIPII”)	171,126
	LSBK06-08, LLC (“LSBK”)	170,200
	Broad Park Investors, LLC (“Broad Park”)	170,608
	CBPS, LLC (“CBPS”)	179,683
	2514 Multi-Strategy Fund, LP (“2514 MSF”)	125,845
	Lawrence Seidman Client (“Seidman Client”)	2,675
	Pollack	1,000
	Kursky	1,000

(4)
SAL, SIP, SIPII, LSBK, Broad Park, CBPS, 2514 MSF, Seidman Client, Pollack, and Kursky represent that they are and will continue to be a holder of the stock of the Corporation entitled to vote at the Annual Meeting and Mr. Seidman intends to appear in person or by proxy at the meeting to nominate the persons specified in this notice.

(5)	No arrangements or understandings have been made by or between the nominating shareholder and each nominee or any other persons pursuant to which nominations are to be made by the shareholder.

(6)
See a copy of the draft proxy statement attached hereto which has not been filed with the Securities and Exchange Commission and may be modified, amended and additional disclosures included, based upon comments from the Securities and Exchange Commission or other parties, and also may be modified to include additional disclosures deemed necessary by the Abington Bancorp, Inc. Committee to Preserve Shareholder Value.  Also, the Schedule 13D and subsequent Schedule 13D Amendment No. 1 filed by SAL and the other entities named herein are incorporated by reference.

(7)	Consents of each nominee to serve as a director of the Corporation are attached hereto.

If you require any additional information, please notify the undersigned in writing along with the legal basis for said information.

Also please confirm that ABBC will provide SAL with any shareholder lists (including the NOBO/CEDE/Philadep lists) obtained since the last shareholder list provided to SAL.  In addition, please confirm that any subsequent shareholder lists (as herein defined) requested by ABBC from this date forward until ABBC’s next annual shareholder meeting as required by 15 Pa.C.S.A § 1508 will be sent to SAL.  Please also confirm that you will provide SAL with the shareholder lists (as herein defined) for the ABBC Annual Meeting record date simultaneously with your receipt of same.

Please contact me if you wish to discuss this matter in more detail.

Very truly yours,

/ss/ LAWRENCE B. SEIDMAN
LBS:jb
Enc.
cc: Robert White via regular mail

Exhibit A

CERTIFICATION

Dennis Pollack, upon his oath certifies as follows:

    1.             I hereby consent to being named in the Abington Bancorp, Inc. proxy statement as a nominee and to serve as a director if elected

             /ss/ Dennis Pollack
                By: Dennis Pollack

STATE OF NEW JERSEY
            }SS.
COUNTY OF ESSEX

BEFORE ME, a notary public in and for the State of New Jersey, County of Essex, did personally appear DENNIS POLLACK, who made oath under penalty of perjury that the aforesaid facts are true and correct to the best of his knowledge, information and belief.

GIVEN under my hand and seal this 5 day, January, 2011.

                        /ss/ Christine J. Thalab
                        Christine J. Thalab
                        Notary Public
                        State of New Jersey
                        My Commission Expires
                        Oct. 4, 2014

Exhibit A

CERTIFICATION

Manuel Kursky, upon his oath certifies as follows:

1.             I hereby consent to being named in the Abington Bancorp, Inc. proxy statement as a nominee and to serve as a director if elected

                                                   /ss/ Manuel Kursky
                                                   By: Manuel Kursky

STATE OF NEW JERSEY
            }SS.
COUNTY OF MORRIS

BEFORE ME, a notary public in and for the State of New Jersey, County of Morris, did personally appear MANUEL KURSKY, who made oath under penalty of perjury that the aforesaid facts are true and correct to the best of his knowledge, information and belief.

GIVEN under my hand and seal this 16th day, Dec., 2010.

                            /ss/ Wen-chi Chang
                            WEN-CHI CHANGE
                            NOTARY PUBLIC OF NEW JERSEY
                            MY COMMISSION EXPIRES SEP.26,2013

Exhibit A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
(Rule 14A-101)
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14 (a)
Under the Securities Exchange Act of 1934
(Amendment No.   )*

Filed by the Registrant [ ]
Filed by a Party other than the Registrant [X]
Check the appropriate box:
Preliminary Proxy Statement [X]
Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2) [ ]
Definitive Proxy Statement [ ]
Definitive Additional Materials [ ]
Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

Abington Bancorp, Inc. (Name of Registrant as Specified In Its Charter)

ABINGTON BANCORP, INC. COMMITTEE TO PRESERVE SHAREHOLDER VALUE
Seidman and Associates, LLC
Seidman Investment Partnership, LP
Seidman Investment Partnership II, LP
LSBK06-08, LLC
Broad Park Investors, LLC
CBPS, LLC
2514 Multi-Strategy Fund, LP
Manuel Kursky
Dennis Pollack
Lawrence Seidman
(Name of Person(s) filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[ X ]  No fee required
[     ]  Fee computed on table below per Exchange Act Rules 14(a)-6(i)(4) and 0-11.
    1)  Title of each class of securities to which transaction applies:
    2)  Aggregate number of securities to which transaction applies:
    3)  Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined:
    4)  Proposed maximum aggregate value of transation:
    5)  Total Fee Paid:

[   ]   Fee paid previously with preliminary materials
[   ]   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by regisration statement number, or the Form or Schedule and the date of its filing.
    1) Amount Previously Paid:
    2) Form, Schedule or Registration statement No.:
    3) Filing Party:
    4) Date Filed:

Exhibit A
ABINGTON BANCORP, INC.
________________
ANNUAL MEETING OF SHAREHOLDERS
May     , 2011
__________________

PROXY STATEMENT OF THE ABINGTON BANCORP, INC.
COMMITTEE TO PRESERVE SHAREHOLDER VALUE (THE "COMMITTEE")
[OPPOSES THE BOARD OF DIRECTORS OF ABINGTON BANCORP, INC.]

This Proxy Statement and WHITE proxy card are being furnished to holders of the common stock (the "Shareholders"),(the "Common Stock") of Abington Bancorp, Inc. (the "Company") a Pennsylvania Corporation, in connection with the solicitation of proxies (the "Proxy Solicitation") by the Abington Bancorp, Inc. Committee to Preserve Shareholder Value (the "Committee").  The Annual Meeting of Shareholders is to be held on May    , 2011.  Please refer to the Company's proxy statement for the time and location of this meeting (the "Annual Meeting").  Shareholders who own the Common Stock on April    , 2011 will be entitled to vote ("Annual Meeting Record Date"). The Company's principal executive offices are located at 180 Old York Road, Jenkintown, Pennsylvania  19046.

At the Annual Meeting, the Company will be seeking (i) the election of three Directors for a term of three years or until a successor has been elected and qualified and (ii)to transact such other business as may properly come before the Annual Meeting.

The Committee members own approximately 1,209,943 shares, which represents 5.99% of the Company's outstanding Common Stock, as of April     , 2011, based upon the Company's Preliminary Proxy Statement and are soliciting the votes of other Shareholders to elect two (2) Directors for a three year term at this year's Annual Meeting in opposition to the three (3) directors nominated for election by the Company. The Committee is soliciting your proxy in support of the election of Manuel Kursky ("Kursky") and Dennis Pollack ("Pollack") (the "Committee Nominees") to the Company's Board of Directors.

The Committee consists of the Committee Nominees, Seidman and Associates, LLC ("SAL"), a New Jersey Limited Liability Company; Seidman Investment Partnership, LP ("SIP"), a New Jersey Limited Partnership; Seidman Investment Partnership II, LP ("SIP II"), a New Jersey Limited Partnership; LSBK06-08, LLC ("LSBK"), a New Jersey Limited Liability Company; Broad Park Investors, LLC (“Broad Park”), a New Jersey Limited Liability Company; CBPS, LLC ("CBPS"), a New York Limited Liability Company; and 2514 Multi-Strategy Fund, LP ("2514 MSF"), a Delaware Limited Partnership; Kursky,  Pollack,  Lawrence Seidman ("Seidman") and certain Seidman discretionary clients ("Seidman Clients"). This Proxy Statement and WHITE proxy card are being first mailed or furnished to Shareholders on or about April        , 2011

The Committee's goal is to preserve shareholder value and it is the opinion of the Committee that one of the best ways to accomplish this goal is through the representation of  significant shareholders on the Board of Directors.  Through representation on the Board of Directors, the Committee's Nominees will attempt to persuade the Board of Directors to: (i) accelerate the repurchase of stock pursuant to the Company’s present authorized share repurchase program; and (ii) retain an investment banker to determine the value of the Company in a sale versus remaining independent.

Remember, your last dated proxy is the only one that counts, so return the WHITE card even if you delivered a prior proxy. We urge you not to return any proxy card sent to you by the Company.

Your vote is important, no matter how many or how few shares you hold. If your shares are held in the name of a brokerage firm, bank, or nominee, only they can vote your shares, and only upon receipt of your specific instructions. Accordingly, please return the WHITE proxy card in the envelope provided by your Bank or Broker or contact the person responsible for your account and give instructions for such shares to be voted for the Committee Nominees. Every Shareholder should be aware that if his shares are held through a bank, brokerage

1

Exhibit A

firm, or other nominee, they will not be able  to change their vote at the Annual Meeting, unless they obtain a legal proxy from the bank,  brokerage firm, or other nominee. Since this is a contested election for directors, there should not be any broker non-votes. Broker non-votes occur when a bank or brokerage firm holding shares on behalf of a shareholder does not receive voting instructions from the shareholder by a specified date before the Annual Meeting and the bank or brokerage firm is not permitted to vote those undirected shares on specified matters under applicable stock exchange rules. Thus, if you do not give your broker specific instructions, your shares may not be voted on those matters and will not be counted in determining the number of shares necessary for approval.

If your shares are registered in more than one name, the WHITE proxy card should be signed by all such persons to ensure that all shares are voted for the Committee's Nominees.

Holders of record of shares of Common Stock on the Annual Meeting Record Date are urged to submit a proxy, even if such shares have been sold after that date. The number of shares of Common Stock outstanding as of the Annual Meeting Record Date is disclosed in the Company's proxy statement. Each share of Common Stock is entitled to one vote at the Annual Meeting.

If you have any questions or need assistance in voting your shares, please call:

D. F. King & Co.
Attn: Richard Grubaugh
48 Wall Street
New York, New York 10005
(Call Toll Free (   )    -    )

2

Exhibit A

THE COMMITTEE'S GOAL:
OUR GOAL IS TO MAXIMIZE THE VALUE
OF THE COMPANY'S STOCK FOR ALL
SHAREHOLDERS

The Committee believes its fellow Shareholders have the same goal: to maximize the value of the Company's stock they purchased. The Committee believes that the Company should immediately retain an investment banker to analyze the Company's value in a sale versus remaining independent to assist the Company's Board in reaching an informed decision on how to maximize shareholder value. An investment banking firm would be able to provide the Board with invaluable statistical and market data that the Company could not obtain on its own. This information should assist the Board in making an informed financial decision. In addition, the investment banker would also be asked to evaluate whether the Company can make in-market acquisitions that are accretive (acquisitions that will add to the earnings per share of the Company within one year) and hopefully suggest ways to improve the Company’s profitability.

The only way the Committee can be assured that its proposals receive appropriate consideration is through Board representation. The Committee has urged management to pursue acquisition/merger discussions with potentially interested banks so the Company could properly compare the economic benefits of an acquisition of other financial institutions to a sale of the Company.

No guarantee, or assurance, can be given that the Committee's proposals would result in a maximization of shareholder value. It is simply, and solely, the Committee's opinion that these proposals are likely to produce positive results for all Shareholders.

THE COMPANY'S CONVERSION
FROM A MUTUAL TO PUBLIC COMPANY

The Company converted from a mutual to a mutual holding company in December, 2004.  In June, 2007 the Company converted from a mutual holding company to a 100% public company.  When the Company converted to a 100% public company, the Company issued 13,965,000 new shares at $10.00 per share and issued 10,495,446 shares of its stock in exchange for the previous outstanding shares.  Each share of the former mid-tier company's common stock was converted into exactly 1.6 shares of the new company stock.  As of March 31, 2007, the Company's total stockholder equity was approximately $116 million.  The Company raised approximately $135 million in new stockholder equity from the second step conversion.  As of September 30, 2010 the Company's stockholder equity was $213 million.

THE COMPANY'S SHARE
REPURCHASE PROGRAM

The following chart shows the Company's share repurchase activity since completing its second step conversion to a 100% public company.  It is clear that in 2010 the Company reduced the amount of shares it repurchased.  The Committee Nominees would strongly urge the Company to accelerate the Company's share repurchaser program.

Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010	Q4 2010
10,268	446	304,401	216,515	525,442	610,328	1,381,055	245,902	75,056	625,614	193,677	507,674	195,714

	2007	2008	2009	2010
Total Shares Purchased	10,714	1,656,686	2,327,627

3

Exhibit A

THE COMPANY'S EARNINGS FROM
CALENDAR YEAR 2004 TO 2010

The following chart shows the calendar year earnings for the Company from 2004 to 2010:

	20041	20052	20062	2007	2008	2009	2010
	4,555	6,302	6,802	7,067	2,120	(7,193)
Diluted Earnings Per Share	N/A	$0.26	$0.28	$0.30	$0.09	($0.36)

It is clear that the Company's earnings since its second step conversion have been disappointing.

1 Due to the timing of the Company’s reorganization into a mutual holding company form and the completion of the Company’s initial public offering on December 16, 2004, earnings per share for the period from December 16, 2004 to December 31, 2004 are not considered meaningful and were not shown (Form 10-K for period ending December 31, 2005, page 64).

2 Earnings per share for these periods have been adjusted to reflect the impact of the second-step conversion and the reorganization of the Company which occurred on June 27, 2007.  (Form 10-K for the period ending December 31, 2007.)

LACK OF RETURN ON $135 MILLION
SECOND STEP CONVERSION CAPITAL

Since the Shareholders gave the Company approximately $135 million in June, 2007, the Shareholders, as shown above, have received virtually no return on this additional capital.  In calendar years 2008 and 2009, the Company earned less money than before this additional capital was raised and in 2010, the earnings were negligible in comparison to 2007.  The primary cause of the Company's poor earnings was the significant losses it incurred from the Company's rush into risky construction lending (as shown below) after it completed its second step conversion.

THE COMPANY'S 2005
BENEFIT PLAN

At the Company's June 23, 2005 Annual Meeting, the Company approved its 2005 Stock Option Plan ("Stock Option") and 2005 Recognition and Retention Plan and Trust Agreement ("Restricted Stock"); authorizing the issuance of 714,150 Stock Options and 285,660 shares of Restricted Stock.  In the Proxy Statement for the June 2005 Annual Meeting, the Company stated that one of the purposes of the Stock Option and Restricted Stock plans was to provide an incentive to the Company's management and Board to contribute to the success of the Company. (June 23, 2005 Proxy Statement pages 14-20.)

Shortly after the June 23, 2005 approval of the incentive stock plans, the Company rushed and purchased  (in the open market) the 285,660 shares, for approximately $3.7 million, an average price of $12.95 per share.  Then on July 5, 2005, the Company granted all the 285,660 shares to certain officers, employees and directors of the Company.  In addition, of the 714,150 Stock Options, 643,250 were also issued on July 5, 2005.  Only 70,900 shares were reserved for future issuance (Form 10-Q for the period ending September 30, 2005, pages 19-20.)

What was the Company's success that justified the issuance of approximately 90% of the Stock Options and all the Restricted Stock between June 23, 2005 and July 5, 2005?  ABSOLUTELY NOTHING!

Unfortunately, the Stock Option and Restricted Stock plans do not provide for a clawback provision to allow the Company to recapture any of the Stock Options and Restricted Stock that were so hastily granted if the recipients did not contribute to the Company's success.  As the Company's earnings clearly demonstrate, the Company's management has not been successful, but the recipients of the Stock Options and Restricted Stock plans still benefitted.  The Shareholders surely did not receive the benefit of their bargain.

In the Committee's opinion, the Company's granting of 90% of the Stock Options and all the Restricted Stock was unwarranted in such a short time period.

4

Exhibit A

SIGNIFICANT INCREASE IN CONSTRUCTION
LENDING PRINCIPALLY SINCE
THE SECOND STEP CONVERSION

The following chart shows the significant increase in the Company's construction loans from December 31, 2004 to December 31, 2010.  After raising the approximate $135 million in the second step conversion, the Company began to increase its construction lending.  As is well known, construction lending has greater risk than most other types of lending conductd by community banks.  Notwithstanding this higher risk, the Company, without proper underwriting and expertise, dove head first into this high risk lending category.  In the Committee's opinion, the Company chose high yield construction lending over prudent slow asset growth.

The losses in the construction loan portfolio were the primary reason for the Company's poor earnings in calendar years 2008 and 2009.

	2004	2005	2006	2007	2008	2009	2010
Construction loans	83,253	75,099	89,638	112,912	164,745	149,443

This significant increase in construction lending, especially after the second step conversion, is what led to the significant increase in the Company's non-performing assets.

INCREASED NON-PERFORMING ASSETS
SINCE THE SECOND STEP CONVERSION

The following chart shows the significant increase in the non-performing assets, construction loans and loan loss provision since the Company's 2007 second step conversion.  The increase in non-performing construction loans is what caused the significant increase in the Company's non-performing assets.

	2007	2008	2009	2010
Non-performing assets*	$3,108,000	$25,242,000	$57,409,000
Non-performing construction loans
Loan loss provision*	$457,000	$9,760,000	$18,737,000

   *As of December 31 each year

THE BOARD OF DIRECTORS
SHOULD BE DE-CLASSIFIED

If the Committee Nominees are elected they will propose an amendment to the Company’s By-Laws to de-classify the Board so that all the directors will stand for election each year. Presently the Board is split into three classes with approximately one-third (1/3) of the Board standing for election each year. The Committee Nominees will need the support of two additional Board members to gain Board approval for its amendment to de-classify the Board.

THEREFORE A VOTE FOR THE COMMITTEE NOMINEES IS A VOTE TO
START THE PROCESS TO ACCELERATE THE SHARE REPURCHASE PROGRAM,
ATTEMPT TO DO AN ACCRETIVE ACQUISITION, AND IF NOT POSSIBLE,
SELL THE COMPANY FOR A PREMIUM PRICE, WHICH IS OPPOSED BY
THE PRESENT BOARD AND MANAGEMENT

Each Shareholder should be aware that the present election is only to elect three Directors to the Board of Directors of the Company (the Committee is running two nominees) and has nothing to do with the election of Directors for the Bank, the

5

Exhibit A

principal operating subsidiary of the Company. The present Directors of the Company, even if the Committee Nominees win this election, will still be able to appoint the Board of Directors of the Bank, including the Company Nominees, even if they lose the election.

The Committee Nominees, if elected, will (i) review in detail the Company’s business plan, (ii) discuss the Company’s business plan with the Company’s management, advisors, and the other directors and (iii) based upon their past business experience, make recommendations they believe will have the effect of increasing the Company’s net income, earnings per share, earning assets and deposits. There is no assurance that the Committee Nominees would have any suggestions that the Company had not already considered. Furthermore, there is no assurance that any suggestions made by the Committee Nominees would be approved by a majority of the Company’s Board. The Committee Nominees would however, request that the Company implement an aggressive stock repurchase program. In addition, the Committee Nominees would attempt to persuade the Company to pursue an accretive acquisition. The Board of Directors of the Company would have to determine a satisfactory price, which could be either all cash or stock or a combination of cash and stock. (The Board would have to make the same determination with respect to the consideration to be received in connection with a sale of the Company.) To accomplish the Committee's goal, the Committee Nominees, if elected, will need the cooperation of two of the other Directors. Furthermore, the Committee Nominees' plans could change, subject to the fiduciary duty they will owe to all Shareholders, if elected.

Shareholders will not be afforded a separate opportunity to vote on the implementation of a stock repurchase program. Shareholders will be required to vote on certain sales or mergers involving stock, but a cash acquisition may not require Shareholder approval.

MR. SEIDMAN'S PAST HISTORY WITH
CERTAIN FINANCIAL INSTITUTIONS

The following is Mr. Seidman’s history with respect to certain financial institutions. Shareholders should not imply a correlation between Mr. Seidman’s actions and the actions taken by the following financial institutions. It must be remembered, that with respect to the companies where Mr. Seidman, or his nominees, were on the board, they were a minority on the board. Where a company was sold after Mr. Seidman filed a Schedule 13D, and Mr. Seidman had no nominees on the Board, Mr. Seidman could not exert any influence on the board with respect to any decisions.

Seidman has been involved in proxy contests in connection with the following eleven separate companies since 1995, IBS Financial Corp. (“IBSF”), Wayne Bancorp, Inc. (“WYNE”), South Jersey Financial Corp., Inc. (“SJFC”), Citizens First Financial Corp. (“CFSB”), Yonkers Financial Corp. (“YFCB”), First Federal Savings and Loan Association of East Hartford (“FFES”), Vista Bancorp, Inc. (“Vista”), United National Bancorp (“UNBJ”), GA Financial, Inc. (“GAF”), Kankakee Bancorp, Inc. (“KNK”), and Yardville National Bancorp (“YANB”), seeking to maximize shareholder value by either an accretive acquisition or sale of the respective companies. IBSF, WYNE, SJFC, YFCB, FFES, VBNJ, UNBJ, GAF and YANB were sold at significant premiums to their book value and earnings, as shown by the following chart:

Seller	Buyer	Multiples [X] Book Value %	LTM EPS [X]	Director Nominees
IBSF	Hudson United Bancorp	1.87	38.4	No Seidman director on Board
WYNE	Valley National Bancorp	2.00	35.1	Seidman Nominee on Board
SJFC	Richmond Cty. Fin. Corp.	1.16	24.7	Seidman and Seidman nominee on Board
YFCB	Atlantic Bank of New York	1.52	16.2	No Seidman director on Board
FFES	Connecticut Bancshares, Inc.	1.37	13.5	Seidman on Board by consent
VBNJ	United National Bancorp	2.52	19.6	No Seidman director on Board
UNBJ	PNC Fin. Svcs. Group, Inc.	2.37	21.9	No Seidman director on Board
GAF	First Commonwealth Financial	1.84	24.3	No Seidman director on Board
YANB	PNC Fin. Svcs. Group, Inc.	2.00	20.3	No Seidman director on Board

    Source: SNL Financial LC
6

Exhibit A

Seidman was not successful in his proxy contest with IBSF, CFSB, VBNJ, UNBJ, YFCB, KNK or YANB.  However, Seidman was successful in having CFSB conduct a Dutch Auction for 15% of its outstanding shares. Seidman had proposed this Dutch Auction and, in an agreement with CFSB, agreed to tender the shares he controlled into the auction and to execute a standstill agreement. CFSB’s counsel told Mr. Seidman that unless he was willing to tender his shares and enter into the Standstill Agreement, CFSB would not conduct the Dutch Auction. Thus, the Dutch Auction resulted in large measure from proposals made by, and actions undertaken, by Seidman. With respect to YFCB, Seidman continually pushed YFCB to sell. On November 14, 2001, YFCB announced a sale to Atlantic Bank of New York at $29.00 cash per share, based upon the above ratios. The Board of Directors of FFES, CNY Financial Corp. (“CNYF”) and Ambanc Holding Co, Inc. (“AHCI”), each agreed voluntarily to increase by one (1) the size of the Board and Seidman was added to each respective Board. With respect to FFES, Seidman conducted a proxy contest to have the FFES Shareholders vote to rescind certain By-laws amendments. This proxy contest was successful. Thereafter, Seidman was added to the Board. CNYF was sold to Niagara Bancorp, Inc. at a premium price of 1.30 times book and 27.57 times its last twelve (12) month earnings. AHCI was sold to Hudson River Bancorp, Inc. at a premium price of 1.25 times book and 25.60 times its last twelve (12) months earnings.

Seidman filed a Schedule 13D disclosing a plan to maximize shareholder value of 1st Bergen Bancorp, Inc. ("FBER"), Eagle BancGroup, Inc. ("EGLB"), Jade Financial Corp. ("IGAF") and Alliance Bancorp of New England, Inc. ("ANE"). All four institutions were sold after the respective announcements. FBER was sold to Kearney Savings Bank for 1.78 times book value and 28.57 times earnings. EGLB was sold to First Busey Corporation ("FBC") for 1.41 times book value and 30.28 times earnings. IGAF was sold to PSB Bancorp, Inc. for 92% of book value and 26.06 times earnings. ANE was sold to New Alliance Bancshares, Inc. for 2.46 times book value and 19.39 times earnings. Except for IGAF, these companies were sold at a significant premium to book value and earnings and its prevailing stock price.

Mr. Seidman filed a Schedule 13D disclosing a plan to maximize shareholder value of First Federal Bancshares, Inc. (“FFBI”) and Central Bancorp, Inc. (“CEBK”). FFBI conducted a Dutch Auction for approximately 30% of its outstanding shares at $33.50. Mr. Seidman tendered his shares into the Dutch Auction, selling a significant percentage of his position at a significant profit and therefore was no longer required to file a Schedule 13D. Mr. Seidman, after significant litigation with CEBK, sold his entire position through public market sales at an approximate break-even price. CEBK is still publicly traded today.

On December 6, 2002, Michael A. Griffith was appointed to the KNK Board of Directors.  Mr. Griffith is not affiliated with Mr. Seidman and Mr. Seidman did not recommend him to the Board of Directors.  Mr. Griffith's appointment was part of an agreement with an investor group led by Jeffrey L. Gendell, which owned approximately 9.8% of KNK's outstanding shares. On January 17, 2003, KNK announced, among other things, the resignation of Larry Huffman, the President and Chief Executive Officer, and the election of Mr. Griffith as the new KNK Chairman.

On July 28, 2004 the Seidman Entities filed a Schedule 13D disclosing a plan to maximize shareholder value of Yardville National Bancorp ("YANB").  Mr. Seidman has had meetings with several Board members and senior management of YANB and in February, 2005, YANB retained Mr. Seidman as an independent consultant to help the company explore planning acquisition and growth opportunities.  In November 2005, Mr. Seidman notified YANB, that in his opinion, YANB had breached the consulting agreement and that the consulting agreement was no longer valid.  Mr. Seidman nominated three (3) directors to run against the YANB candidates at the 2006 annual meeting.  The candidates nominated by Mr. Seidman were not successful.  In addition, the Seidman Entities prosecuted claims against YANB in the Superior Court of New Jersey, including the application to void the results of the Annual Meeting and hold a new election.  On June 6, 2007, PNC Financial Services Group Inc. (PNC) agreed to purchase YANB for $35.00 a share, based upon an exchange rate of .2923 shares of PNC common stock, and $14 in cash, for each YANB share.  All litigation between YANB and Mr. Seidman was settled.  The transaction closed on October 29, 2007.

On November 16, 2004 Mr. Seidman filed a Schedule 13D disclosing a plan to maximize shareholder value of Bridge Street Financial, Inc. (OCNB). Mr. Seidman requested representation on the board at OCNB’s September 21, 2005 Annual Meeting.  Mr. Seidman’s representative was added to the Board. On April 24, 2006, Alliance Financial Corporation (ALNC) acquired OCNB for approximately $23.02 or 1.98 times book value and 44.28 times earnings.

7

Exhibit A

Clifton Savings Bancorp, Inc. ("CSBK") is a Federal corporation, organized as a mutual holding company.  The Seidman Entities purchased an insignificant amount of CSBK shares and sold all but 1,000 shares.  At the 2004 CSBK Annual Meeting, held on September 7, 2004, CSBK sought shareholder approval for (i) the election of two (2) directors and (ii) the Clifton Savings Bancorp, Inc. 2004 Stock-Based Incentive Plan (“Incentive Plan”). The Seidman Entities conducted a proxy contest to defeat the approval of the Incentive Plan because of the excessive nature of its provisions.  On September 1, 2004 CSBK withdrew the Incentive Plan from shareholder consideration at its Annual Meeting because of a letter it received from the Office of Thrift Supervision (OTS) requesting such action.  At the 2005 CSBK Annual Meeting, held on July 14, 2005, CSBK sought approval for (i) the election of two (2) directors and (ii) the Clifton Savings Bancorp, Inc. 2005 Equity Incentive Plan (the 2005 Plan.)  This 2005 Plan provided for approximately half the number of restricted stock and options quarterly.  Mr. Seidman did not contest the shareholder approval of the 2005 Plan.  The 2005 Plan was approved by the CSBK shareholders.  Mr. Seidman filed a lawsuit challenging the allocation of the restricted stock and options to the Board and Mr. Celentano, CSBK’s Chief Executive Officer.  This matter is presently before the New Jersey Supreme Court.

The Seidman Entities started acquiring Advance Financial Bancorp ("AFBC") stock on November 29, 2001.  From November 29, 2001 to June 6, 2002, the Seidman Entities acquired shares of AFBC stock at an average price of $10.74.  The Seidman Entities were not required to file a Schedule 13D with respect to AFBC.  From the latter part of 2002 to the summer of 2004, Mr. Seidman had numerous conversations with the President and Chief Executive Officer of AFBC, urging him to maximize shareholder value through a sale of AFBC.  In early 2004, Mr. Seidman requested representation on the AFBC Board of Directors.  On September 1, 2004 AFBC announced a sale to Parkvale Financial Corporation for $26.00 per share in cash.  The purchase was completed on December 31, 2004.

On April 13, 2005, Mr. Seidman filed a Schedule 13D disclosing a plan to maximize shareholder value of Interchange Financial Services Corporation (IFCJ). On December 9, 2005, Mr. Seidman notified IFCJ that he was nominating two directors to run against the candidates to be proposed by IFCJ at the next annual meeting.  On April 13, 2006, IFCJ agreed to be purchased by T.D. Banknorth, Inc. for $23.00 a share in cash; 2.59 times book value and 23.23 times earnings.

Mr. Seidman conducted a vote “No” campaign against SE Financial Corp. (“SEFL”). SEFL was seeking approval of the SE Financial Corp. 2005 Stock Option Plan and SE Financial Corp. 2005 Restricted Stock Plan. SEFL withdrew those matters from consideration the morning of the annual Shareholders meeting at which these matters were to be voted upon. SEFL is still a public company.

On June 29, 2006, Mr. Seidman filed a Schedule 13D disclosing a plan to maximize shareholder of Center Bancorp, Inc. ("CNBC").  Mr. Seidman conducted and won a proxy contest against CNBC  in 2006.  Three directors, including himself, were placed on CNBC's Board of Directors.  In addition, on July 14, 2008 the Federal Reserve Board approved Seidman’s application for the Seidman Entities to purchase up to 24.83% of CNBC.  The Seidman Entities owned approximately 21.69% of CNBC as of September 30, 2010.

On July 27, 2007, the Seidman Entities filed a Schedule 13D disclosing a plan to maximize shareholder value of American Bancorp of New Jersey, Inc. ("ABNJ").  Mr. Seidman had several conversations with the President and Chief Executive Officer of ABNJ and ABNJ’s Vice Chairman discussing ways to maximize shareholder value.  On December 17, 2008 ABNJ announced a sale to Investors Bancorp, Inc. for $140 million, 70% in stock and 30% in cash.  The price for each ABNJ share was $12.50 based upon ISBC closing price on December 16, 2008.  The transaction closed on June 1, 2009.

On July 27, 2007, the Seidman Entities filed a Schedule 13D disclosing a plan to maximize shareholder value of MASSBANK Corp. ("MASB").  On December 20, 2007, Mr. Seidman notified MASB that he was nominating three (3) directors to run against the candidates to be proposed by MASB at the next annual meeting to be held in April 2008.  On March 11, 2008 MASB announced a sale to Eastern Bank Corporation for $40 per share in cash.  The transaction closed on September 2, 2008.

8

Exhibit A

On November 6, 2007, the Seidman Entities filed a Schedule 13D disclosing a plan to maximize shareholder value of Southern Connecticut Bancorp, Inc. ("SSE").  Mr. Seidman had several meetings with SSE’s senior management and several directors to discuss ways to maximize shareholder value, including a sale of the Company.  On February 23, 2010 Naugatuck Valley Savings and Loan (“NVSL”) agreed to purchase SSE.  NVSL agreed to pay the SSE shareholders $7.25 for each SSE share in stock or cash so long as 50% of the SSE shares are exchanged for cash.  In addition, NVSL’s mutual holding company parent, simultaneously adopted a Plan of Conversion and Reorganization to convert to a stock holding company by selling to the public its approximate 60% ownership interest in NVSL (second step conversion.)  Subsequent to the merger announcement, the Seidman entities sold all of their SSE shares owned at a loss of approximately $1.00 per share.  On November 12, 2010, NVSL and SSE terminated their merger agreement.

Seidman became a director of Stonegate Bank ("SGBK") at the request of SGBK's senior management and with the approval of SGBK's Board of Directors.  The Seidman entities owned  approximately 7.36% of SGBK's 7,713,916 outstanding shares as of September 30, 2010.

On March 12, 2009, the Seidman Entities filed a Schedule 13D disclosing a plan to maximize shareholder value of Beverly National Corporation ("BNV").   Subsequent to filing a Schedule 13D, Mr. Seidman had several meetings and telephone calls with BNV’s President, at which time Mr. Seidman discussed strategic alternatives that he thought were available to the Company, including a sale of the Company.  On June 17, 2009 BNV announced a sale to Danvers Bancorp Inc. (DNBK).  The transaction closed on November 2, 2009.  Pursuant to the terms of the merger agreement, 1.66 shares of DNBK stock were exchanged for each common share of BNV.  Based on the closing price of DNBK on June 16, 2009, the stock transaction was valued at approximately $23.04 for each BNV share.

On May 18, 2009, the Seidman Entities filed a Schedule 13D disclosing a plan to maximize shareholder value of First Keystone Financial, Inc. ("FKFS").  Subsequent to filing a Schedule 13D, Mr. Seidman had a meeting with the Chairman and President, at which time Mr. Seidman discussed strategic alternatives that he thought were available to the Company, including a sale of the Company.  On November 3, 2009 FKFS announced a sale to Bryn Mawr Bancorp (BMTC) for 0.6973 shares of BMTC and $2.06 cash per share for each FKFS share of common stock.  The value of consideration received was approximately $13.75

On May 11, 2010, the Seidman Entities filed a Schedule 13D disclosing a plan to maximize shareholder value of TF Financial Corporation ("THRD").  Mr. Seidman had several phone calls and one meeting with Senior Management of THRD and THRD's Chairman at which time they discussed strategic alternatives available to THRD, including a sale of the Company.

On May 26, 2010, the Seidman Entities filed a Schedule 13D disclosing a plan to maximize shareholder value of OBA Financial Services, Inc. ("OBAF").  Mr. Seidman had several phone calls with the President of OBAF and OBAF's counsel to discuss a performance standard and clawback provisions for any incentive compensation plans that OBAF may consider.  Discussions are ongoing with respect to this matter.

On December 22, 2010, the Seidman Entities filed a Schedule 13D disclosing a plan to maximize shareholder value of Colonial Financial Services, Inc. ("COBK").  Mr. Seidman has spoken with the President of the COBK and has requested a meeting with the entire Board or a committee of the Board to discuss share repurchases after the one year regulatory prohibition ends and COBK's philosophy on dividends.

The source of the above ratios is SNL Financial LC. SNL Financial is a nationally recognized company which collects, organizes, and distributes financial data for financial companies.  The Committee has used SNL Financial instead of the ratios provided by individual financial institutions, or its own calculations, because of SNL Financial’s standardized methodology for calculating the ratios in contrast to various methods to calculate the ratios used by different individuals and institutions. The Committee has not independently verified the accuracy of the SNL Financial ratios.

There is no guarantee or representation made by Mr. Seidman or the Committee that the Company can be sold for a premium equal to or greater than the premium paid for the commercial banks and thrifts mentioned in this proxy statement. Furthermore, there can be no assurance that the Company could obtain a similar sales price to any of the above companies in the event the Company pursued a sale. There is also no assurance that the Committee Nominee’s election to the Board will, on its own, enhance shareholder value. However, it will send an appropriate message to the Company's management and present Board that the Shareholders desire representation on the Board by significant Shareholders.

9

Exhibit A

ELECTION OF COMMITTEE NOMINEES

When you return the Committee's proxy card, you are only voting for Kursky and Pollack.  Messrs. Kursky and Pollack have consented to being named in this Proxy statement and have agreed to serve as a Director, if elected.

Manuel Kursky is 61 years of age and his residence is 6 Barone Road, West Orange, New Jersey 07052.  Mr. Kursky received a Bachelor of Arts degree in economics from the City College of New York and earned a Master of Business Administration in finance from Bernard M. Baruch College.  For 37 years, Mr. Kursky was with the New York State Banking Department, conducting field examinations of banking institutions to determine their financial condition, reviewing their management policies, and assuring compliance with Federal and State laws and regulation.  Field examinations included in-depth financial analysis and asset valuation, determination of board and management competency and corporate governance effectiveness, evaluation of risk management practices, operational scrutiny, new product review, and assessment of internal controls and audit.  Prior to a promotion to Deputy Superintendent of Banks, he was the Assistant Chief Examiner and also directed the activities of the Department’s capital markets unit.  Mr. Kursky retired as the senior executive in charge of the Community & Regional Banks Division.

As a Deputy Director Superintendent, Mr. Kursky was responsible for carrying out supervisory oversight of  State chartered institutions.  Mr. Kursky now serves as a consultant to a number of banking institutions on various financial matters and is currently serving as a Senior Consultant with The Regulatory Fundamentals Group LLC, based in New York City.

Dennis Pollack is 60 years of age and his residence is 47 Blueberry Drive, Woodcliff Lake, New Jersey 07677.  Mr. Pollack received a Bachelor of Arts degree in economics from Seton Hall University and earned a Master of Business Administration in money and financial markets from Columbia University.  Mr. Pollack was the Senior  Managing Director of Corporate Development and Business Operations for Laurus Funds, LLC, a company involved in asset based lending, and from June 2004 to February 28, 2006 Mr. Pollack was the Chief Operating Officer for Paulson & Company.  From December 2001 to May, 2004, Mr. Pollack was a Vice President at Valley National Bank.  From May, 2001 to December, 2001, Mr. Pollack was the new business development officer for Mohawk Community Bank.  For more than five years prior thereto, Mr. Pollack held various positions at Connecticut Bank of Commerce, Stamford, Connecticut, President and Chief Executive Officer (April, 1996 - November, 1998) and as Vice Chairman and a consultant to the Bank (December, 1998 - May, 2001.)  From 1988 to 1993, he was the President, Chief Executive Officer, and Member of the Board of the Savings Bank of Rockland County, Spring Valley, New York, and when the bank was sold to First Fidelity Bank, he became an Executive Vice President, Rockland Region, until 1995.  Mr. Pollack is currently the Senior Managing Director at Edgerock Realty Advisors, LLC; a New York City based investment bank located at 825 Third Ave, New York, NY  10022, and a Board Member at PPM Technologies, Inc.; a Portland, Oregon based company that provides advanced technologies to global food processors.

None of the Committee Nominees has ever been employed by the Company in any capacity or have they ever been a director of the Company.

The members of the Committee have agreed to act in concert; however, they have expressly reserved the right to terminate their agreement to act in concert.

During the last ten (10) years: (i) none of the Committee members has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) none of the Committee members, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation with respect to such laws; (iii) the Committee members, other than SIPII, LSBK, Broad Park, CBPS, 2514 MSF, Kursky and Pollack, were parties to a civil proceeding which ultimately mandated activities that were subject to federal securities laws. Specifically, a civil action was filed by IBSF, during a proxy contest with certain members of the Committee, in the U.S. District Court. This litigation named the members of the Committee, as Defendants; except, SIPII, LSBK, Broad Park, CBPS, 2514 MSF,

10

Exhibit A

Kursky and Pollack. The claim was made that three members on the Committee did not make all of the disclosures required by the Securities Exchange Act of 1934. The District Court entered a Judgment dismissing the claims made by IBSF. The Third Circuit Court of Appeals reversed in part, and remanded the matter, determining that two (2) additional disclosures should have been made. Pending the remand, an Amended Schedule 13D was filed making additional disclosures with regard to Seidcal Associates and Kevin Moore concerning the background, biographical and employment information on Brant Cali of Seidcal and Kevin Moore of Federal Holdings, LLC. Thereafter, in April, 1998, the District Court entered a Judgment After Remand which directed the inclusion of these disclosures in the Schedule 13D.

None of the Committee members is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the registrant, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. In addition none of the Committee members or any associates of the Committee members has or within the past year has had any arrangement or understanding with any person (a) with respect to any future employment by the Company or its affiliates; or (b) with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

Mr. Seidman is the manager of SAL, and is the President of the Corporate General Partner of SIP and SIPII and the investment manager for LSBK, Broad Park, CBPS and 2514 MSF; and, in that capacity, Mr. Seidman has the authority to cause those entities to acquire, hold, trade, and vote these securities. SAL, SIP, SIPII, LSBK, Broad Park and 2514 MSF were all created to acquire, hold, and sell publicly-traded securities. None of these entities was formed to solely acquire, hold, and sell the Company's securities. Each of these entities owns securities issued by one or more companies other than the Company. The members and limited partners in SAL, SIP, SIPII, LSBK, Broad Park, CBPS and 2514 MSF are all passive investors, who do not - and cannot - directly, or indirectly, participate in the management of these entities, including without limitation proxy contests. Seidman's total compensation is dependent upon the profitability of the operations of these entities, but no provision is made to compensate Seidman solely based upon the profits resulting from transactions from the Company's securities. In SAL, SIP, SIP II, LSBK, Broad Park, CBPS and 2514 MSF, Seidman receives an annual fee, which is payable quarterly, based upon a valuation of the assets, and he receives a percentage of the profits.

On November 8, 1995, the acting Director of the Office of Thrift Supervision ("OTS") issued a Cease and Desist Order against Seidman ("C&D"), after finding that Seidman recklessly engaged in unsafe and unsound practices in the business of an insured institution. The C&D actions complained of were Seidman's allegedly obstructing an OTS investigation. The C&D ordered him to cease and desist from (i) any attempts to hinder the OTS in the discharge of its regulatory responsibilities, including the conduct of any OTS examination or investigation; and (ii) any attempts to induce any person to withhold material information from the OTS related to the performance of its regulatory responsibilities. The Order also provides that for a period of no less than three (3) years if Seidman becomes an institution-affiliated party of any insured depository institution subject to the jurisdiction of the OTS, to the extent that his responsibilities include the preparation or review of any reports, documents, or other information that would be submitted or reviewed by the OTS in the discharge of its regulatory functions, all such reports, documents, and other information shall, prior to submission to, or review by the OTS, be independently reviewed by the Board of Directors or a duly appointed committee of the Board to ensure that all material information and facts have been fully and adequately disclosed. In addition, a civil money penalty in the amount of $20,812 was assessed.

The voting power over the Company's securities is not subject to any contingencies beyond standard provisions for entities of this nature (i.e., limited partnerships and limited liability companies) which govern the replacement of a manager or a general partner. Specifically, the shares held by each of the named entities are voted in the manner that Seidman elects, in his non-reviewable discretion.

Additional information concerning the Committee is set forth in Appendices A and B hereto. Each of the individuals listed on Appendix A attached hereto is a citizen of the United States.

SOLICITATION; EXPENSES

Proxies may be solicited by the Committee by mail, advertisement, telephone, facsimile, telegraph, and personal solicitation. Phone calls will be made to individual Shareholders by all the individual Committee members, and employees of D. F. King & Co.

11

Exhibit A

Certain of Seidman’s employees will perform secretarial work in connection with the solicitation of proxies, for which no additional compensation will be paid. Banks, brokerage houses, and other custodians, nominees and fiduciaries will be requested to forward the Committee’s solicitation material to their customers for whom they hold shares and the Committee will reimburse them for their reasonable out-of-pocket expenses. The Committee has retained D. F. King & Co. to assist in the solicitation of proxies and for related services. The Committee will pay D. F. King & Co. a fee of up to $25,000 and has agreed to reimburse it for its reasonable out-of-pocket expenses. In addition, the Committee has also agreed to indemnify D. F. King & Co. against certain liabilities and expenses, including liabilities and expenses under the federal securities laws. The Securities and Exchange Commission deems such an indemnification to be against public policy. Approximately twenty-five (25) persons will be used by D. F. King & Co. in its solicitation efforts.

The entire expense of preparing, assembling, printing, and mailing this Proxy Statement and related materials and the cost of soliciting proxies will be borne by SAL, SIP, SIPII, LSBK, Broad Park, CBPS and 2514 MSF. (The Committee does not intend to solicit proxies via the Internet.)

Although no precise estimate can be made at the present time, the Committee currently estimates that the total expenditures relating to the Proxy Solicitation incurred by the Committee will be approximately $50,000, of which $0 has been incurred to date. The Committee intends to seek reimbursement from the Company for those expenses incurred by the Committee, if the Committee's Nominees are elected, but does not intend to submit the question of such reimbursement to a vote of the Shareholders.

For the proxy solicited hereby to be voted, the enclosed WHITE proxy card must be signed, dated, and returned to the Committee, c/o D. F. King & Co. Inc., in the enclosed envelope in time to be voted at the Annual Meeting. If you wish to vote for the Committee Nominees, you must submit the enclosed WHITE proxy card and must NOT submit the Company's proxy card. If you have already returned the Company's proxy card, you have the right to revoke it as to all matters covered thereby and may do so by subsequently signing, dating, and mailing the enclosed WHITE proxy card. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE ANNUAL MEETING. Execution of a WHITE proxy card will not affect your right to attend the Annual Meeting and to vote in person. Any proxy may be revoked as to all matters covered thereby at any time prior to the time a vote is taken by (i) filing with the Secretary of the Company a later dated written revocation; (ii) submitting a duly executed proxy bearing a later date to the Committee; or (iii) attending and voting at the Annual Meeting in person. Attendance at the Annual Meeting will not in and of itself constitute a revocation.

Shares of Common Stock represented by a valid, unrevoked WHITE proxy card will be voted as specified. You may vote for the Committee's Nominees or withhold authority to vote for the Committee's Nominees by marking the proper box on the WHITE proxy card. Shares represented by a WHITE proxy card where no specification has been made will be voted for the Committee's Nominees.

Except as set forth in this Proxy Statement, the Committee is not aware of any other matter to be considered at the Annual Meeting. The persons named as proxies on the enclosed WHITE proxy card will, however, have discretionary voting authority as such proxies regarding any other business that may properly come before the Annual Meeting.

If your shares are held in the name of a brokerage firm, bank, or nominee, only they can vote such shares and only upon receipt of your specific instructions. Accordingly, please return the proxy in the envelope provided to you or contact the person responsible for your account and instruct that person to execute on your behalf the WHITE proxy card.

Only holders of record of Common Stock on the Annual Meeting Record Date will be entitled to vote at the Annual Meeting. If you are a Shareholder of record on the Annual Meeting Record Date, you will retain the voting rights in connection with the Annual Meeting even if you sell such shares after the Annual Meeting Record Date. Accordingly, it is important that you vote the shares of Common Stock held by you on the Annual Meeting Record Date, or grant a proxy to vote such shares on the WHITE proxy card, even if you sell such shares after such date.

The Committee believes that it is in your best interest to elect the Committee's Nominees as Directors at the Annual Meeting. THE COMMITTEE STRONGLY RECOMMENDS A VOTE FOR THE COMMITTEE NOMINEES.

ABINGTON BANCORP, INC. COMMITTEE TO PRESERVE SHAREHOLDER VALUE

12

Exhibit A

I M P O R T A N T !!!

If your shares are held in "Street Name," only your bank or broker can vote your shares and only upon receipt of your specific instructions. Please return the proxy provided to you or contact the person responsible for your account and instruct them to vote for the Committee's Nominees on the WHITE proxy card.

If you have any questions, or need further assistance, please call Lawrence Seidman at 973-952-0405, or, our proxy solicitor:
D. F. King & Co., Attn: Richard Grubaugh, 48 Wall Street, New York, New York 10005, at (   )   -   .

13

Exhibit A

APPENDIX A

THE COMMITTEE TO PRESERVE SHAREHOLDER
VALUE AND ITS NOMINEES

The participants who comprise the Committee own in the aggregate 1,209,943 shares of Common Stock, representing approximately 5.99% of the shares outstanding and are as follows:

Seidman and Associates, LLC ("SAL"), is a New Jersey limited liability company, organized to invest in securities, whose principal and executive offices are located at 100 Misty Lane, 1st Floor, Parsippany, New Jersey 07054.  Lawrence Seidman is the Manager of SAL and has sole investment discretion and voting authority with respect to such securities.

Seidman Investment Partnership, LP ("SIP"), is a New Jersey limited partnership, whose principal and executive offices are located at 100 Misty Lane, 1st Floor, Parsippany, New Jersey 07054. Veteri Place Corporation is the sole General Partner of SIP and Lawrence Seidman is the only shareholder director and officer of Veteri Place Corporation. Seidman has sole investment discretion and voting authority with respect to such securities.

Seidman Investment Partnership II, LP ("SIPII"), is a New Jersey limited partnership, whose principal and executive offices are located at 100 Misty Lane, 1st Floor, Parsippany, New Jersey 07054. Veteri Place Corporation is the sole General Partner of SIPII and Lawrence Seidman is the only shareholder director and officer of Veteri Place Corporation. Seidman has sole investment discretion and voting authority with respect to such securities.

LSBK06-08, LLC (“LSBK”), is a New Jersey limited liability company, formed, in part, to invest in stock of public companies whose principal and executive offices are located at 10 Hill Hollow Road, Watchung, New Jersey 07069. Lawrence Seidman has the sole investment discretion and voting authority with respect to such securities.

Broad Park Investors, LLC (“Broad Park”), is a New Jersey limited liability company, formed, in part, to invest in stock of public companies whose principal and executive offices are located at 80 Main Street, Suite 510, West Orange, New Jersey 07052. Lawrence Seidman has the sole investment discretion and voting authority with respect to such securities.

CBPS, LLC ("CBPS"), is a New York limited liability company, formed, in part, to invest in stock of public companies whose principal and executive offices are located at Ninth Floor Corporation, c/o The Clark Estates, One Rockefeller Plaza, New York, New York 10020.  Lawrence Seidman has the sole investment discretion and voting authority with respect to such securities.

2514 Multi-Strategy Fund, LP ("2514 MSF"), is a Delaware limited partnership, whose principal and executive offices are located at LCM Group, 15310 Amberly Drive, Suite 220, Tampa, Florida 33647.  Lawrence Seidman has the sole investment discretion and voting authority with respect to such securities.

Manuel Kursky is a private investor with sole discretion on all shares he and his wife own and a consultant to financial institutions.  Kursky was a Deputy Superintendent with the New York State Banking Department and retired in 2007. See “Election of Committee Nominees” for a complete resume.

Dennis Pollack is a private investor with sole discretion on all shares he owns and a Senior Managing Director of a New York City based investment bank.  See “Election of Committee Nominees” for a complete resume.

14

Exhibit A

The following sets forth the name, business address, and the number of shares of Common Stock of the Company beneficially owned as of December 31, 2010, by each of the Committee Members [The actual stock purchase transactions are set forth on Exhibit B.]

Name/Class	Business Address	Number of Shares of Common Stock Beneficially Owned	Percent of
1. Seidman and Associates, LLC (SAL)	Ivy Corporate Park 100 Misty Lane, 1st Floor Parsippany, NJ 07054	194,985.97%
2. Seidman Investment Partnership, LP (SIP)	Ivy Corporate Park 100 Misty Lane, 1st Floor Parsippany, NJ 07054	192,821.96%
3. Seidman Investment Partnership II, LP (SIPII)	Ivy Corporate Park 100 Mistly Lane, 1st Floor Parsippany, NJ 07054	171,126.85%
4. Lawrence Seidman and Seidman Clients (1)	19 Veteri Place Wayne, NJ 07470	1,207,943	5.99%
5. LSBK06-08, LLC (LSBK)	10 Hollow Hill Road Watchung, NJ 07069	170,200.84%
6. Broad Park Investors, LLC (Broad Park)	80 Main St., Suite 510 West Orange, NJ 07052	170,608.85%
7. CBPS, LLC (CBPS)	Ninth Floor Corporation c/o The Clark Estates One Rockefeller Plaza New York, NY 10020	179,683.89%
8. 2514 Multi-Strategy Fund, LP (2514 MSF)	LCM Group 15310 Amberly Drive, Suite 220 Tampa, FL 33647	125,845.62%
9. Manuel Kursky (2)	6 Barone Road West Orange, NJ 07052	1,000	(3)
10. Dennis Pollack (2)	Edgerock Realty Advisors, LLC 825 Third Ave New York, NY 10022	1,000	(3)
------------------
(1) Includes all shares owed by SAL, SIP, SIPII, LSBK, Broad Park, CBPS and 2514 MSF.
(2) The individual has sole voting and dispositive power for the shares he owns.
(3) Less than .01%.

Seidman may be deemed to have sole voting power and dispositive power as to 1,207,943 shares beneficially owned by SAL, SIP, SIP II, LSBK, Broad Park, CBPS and 2514 MSF and his discretionary clients. On November 8, 1995, the acting director of the Office of Thrift Supervision (OTS) issued a Cease and Desist Order against Seidman ("C&D") after finding that Seidman recklessly engaged in unsafe and unsound practices in the business of an insured institution. The C&D actions complained of were Seidman's allegedly obstructing an OTS investigation. The C&D ordered him to cease and desist from (i) any attempts to hinder the OTS in the discharge of its regulatory responsibilities, including the conduct of any OTS examination or investigation; and (ii) any attempts to induce any person to withhold material information from the OTS related to the performance of its regulatory responsibilities. The Order also provides that for a period of no less than three (3) years if Seidman becomes an institution-affiliated party of any insured depository institution subject to the jurisdiction of the OTS, to the extent that his responsibilities include the preparation or review of any reports, documents, or other information that would be submitted or reviewed by the OTS in the discharge of its regulatory functions, all such reports, documents, and other information shall, prior to submission to, or review by the OTS, be independently reviewed by the Board of Directors or a duly appointed committee of the Board to ensure that all material information and facts have been fully and adequately disclosed. In addition, a civil money penalty in the amount of $20,812 was assessed.

15

EXHIBIT A

Exhibit B
Entity	Date Purch	Cost per Share	Cost	Shares
SAL	6/3/2008	10.0604	147,485.59	14,660
SAL	6/18/2008	9.5600	19,120.00	2,000
SAL	10/10/2008	9.3133	13,970.00	1,500
SAL	6/30/2009	8.0493	20,123.25	2,500
SAL	7/2/2009	8.0256	44,141.00	5,500
SAL	8/6/2009	8.2057	24,617.00	3,000
SAL	8/10/2009	8.1687	18,788.00	2,300
SAL	8/11/2009	8.1170	9,090.99	1,120
SAL	8/28/2009	8.1580	20,395.00	2,500
SAL	8/31/2009	8.1509	179,320.00	22,000
SAL	9/1/2009	8.1100	8,110.00	1,000
SAL	9/2/2009	7.9550	31,820.00	4,000
SAL	9/3/2009	7.7170	15,434.00	2,000
SAL	9/4/2009	7.6346	19,849.94	2,600
SAL	9/24/2009	7.7817	15,563.40	2,000
SAL	1/5/2010	6.7466	11,246.58	1,667
SAL	1/6/2010	6.7308	17,540.42	2,606
SAL	1/7/2010	6.7539	13,507.80	2,000
SAL	1/12/2010	6.7955	18,347.87	2,700
SAL	1/15/2010	7.1497	14,299.40	2,000
SAL	1/20/2010	7.1016	17,754.00	2,500
SAL	1/22/2010	7.0953	17,738.25	2,500
SAL	1/26/2010	7.0879	19,491.73	2,750
SAL	1/28/2010	7.1266	23,090.10	3,240
SAL	2/2/2010	7.1707	28,682.80	4,000
SAL	2/4/2010	7.2130	21,638.90	3,000
SAL	2/5/2010	7.3563	36,781.50	5,000
SAL	3/4/2010	8.0549	32,219.60	4,000
SAL	3/15/2010	8.1024	32,409.60	4,000
SAL	3/31/2010	8.0389	26,801.69	3,334
SAL	4/1/2010	7.9959	26,650.34	3,333
SAL	4/9/2010	8.2712	14,019.68	1,695
SAL	4/12/2010	8.1100	16,220.00	2,000
SAL	5/27/2010	9.0600	18,120.00	2,000
SAL	6/3/2010	9.0579	22,644.75	2,500
SAL	6/7/2010	8.8065	44,032.50	5,000
SAL	6/10/2010	8.7575	21,893.75	2,500
SAL	6/21/2010	9.0035	54,021.20	6,000
SAL	6/22/2010	9.1080	22,770.00	2,500
SAL	6/23/2010	8.8698	2,660.95	300
SAL	6/24/2010	8.8530	17,705.95	2,000
SAL	6/29/2010	8.8044	17,608.80	2,000
SAL	7/6/2010	8.8041	13,206.20	1,500
SAL	7/16/2010	8.9130	20,054.23	2,250
SAL	7/21/2010	8.9313	22,328.25	2,500
SAL	8/11/2010	9.2825	46,412.50	5,000
SAL	8/13/2010	9.5393	47,696.50	5,000
SAL	8/19/2010	9.5844	45,813.36	4,780
SAL	8/20/2010	9.5980	23,995.00	2,500
SAL	9/2/2010	10.1051	39,915.00	3,950
SAL	10/27/2010	10.6563	34,100.00	3,200
SAL	10/29/2010	10.6408	24,473.84	2,300
SAL	11/1/2010	10.6548	28,767.98	2,700
SAL	11/2/2010	10.8016	135,020.00	12,500
SAL	6/3/2008	10.0604	10,060.41	1,000
Total			1,689,569.60	194,985

16

EXHIBIT A
Exhibit B
Entity	Date Purch	Cost per Share	Cost	Shares
SIP	6/3/2008	10.0604	155,031.00	15,410
SIP	6/24/2008	9.5349	19,069.80	2,000
SIP	11/21/2008	9.0250	7,220.00	800
SIP	6/30/2009	8.0493	20,123.25	2,500
SIP	7/6/2009	7.9510	15,902.00	2,000
SIP	7/7/2009	7.9580	19,895.00	2,500
SIP	7/29/2009	8.0618	13,705.00	1,700
SIP	8/6/2009	8.2057	24,617.00	3,000
SIP	8/10/2009	8.1687	18,788.00	2,300
SIP	8/11/2009	8.1170	9,090.99	1,120
SIP	8/31/2009	8.1509	179,320.00	22,000
SIP	9/1/2009	8.1053	20,263.25	2,500
SIP	9/2/2009	7.9550	31,820.00	4,000
SIP	9/3/2009	7.7170	15,434.00	2,000
SIP	9/4/2009	7.6346	19,849.94	2,600
SIP	9/24/2009	7.7817	15,563.40	2,000
SIP	1/5/2010	6.7466	11,246.58	1,667
SIP	1/6/2010	6.7308	17,540.42	2,606
SIP	1/7/2010	6.7539	13,507.80	2,000
SIP	1/13/2010	6.8544	23,304.90	3,400
SIP	1/15/2010	7.1497	14,299.40	2,000
SIP	1/21/2010	7.1045	24,155.24	3,400
SIP	1/25/2010	7.0751	23,885.54	3,376
SIP	1/27/2010	7.0868	19,134.36	2,700
SIP	2/2/2010	7.1707	28,682.80	4,000
SIP	2/4/2010	7.2130	21,638.90	3,000
SIP	2/9/2010	7.2567	21,770.00	3,000
SIP	2/26/2010	7.6882	15,376.40	2,000
SIP	3/4/2010	8.0549	32,219.60	4,000
SIP	3/11/2010	8.1080	20,270.00	2,500
SIP	3/30/2010	8.1039	22,691.04	2,800
SIP	3/31/2010	8.0389	26,801.69	3,334
SIP	4/1/2010	7.9959	26,650.34	3,333
SIP	4/9/2010	8.2712	14,019.68	1,695
SIP	5/21/2010	9.0300	23,478.00	2,600
SIP	5/27/2010	9.0600	18,120.00	2,000
SIP	6/3/2010	9.0579	22,644.75	2,500
SIP	6/7/2010	8.8065	44,032.50	5,000
SIP	6/17/2010	8.9531	17,010.94	1,900
SIP	6/21/2010	9.0035	54,021.20	6,000
SIP	6/22/2010	9.1080	22,770.00	2,500
SIP	6/24/2010	8.8530	17,705.95	2,000
SIP	6/25/2010	8.7931	8,793.10	1,000
SIP	6/29/2010	8.7544	17,508.80	2,000
SIP	7/6/2010	8.8041	13,206.20	1,500
SIP	7/16/2010	8.9130	20,054.23	2,250
SIP	8/10/2010	9.3303	9,330.30	1,000
SIP	8/12/2010	9.4195	56,517.20	6,000
SIP	8/13/2010	9.5393	47,696.50	5,000
SIP	8/19/2010	9.5844	45,813.36	4,780
SIP	9/2/2010	10.1051	39,915.00	3,950
SIP	9/23/2010	10.0611	18,110.00	1,800
SIP	10/27/2010	10.6500	34,080.00	3,200
SIP	10/29/2010	10.6408	21,281.60	2,000
SIP	11/1/2010	10.6551	27,703.24	2,600
SIP	11/2/2010	10.8017	129,620.00	12,000
Total			1,672,300.19	192,821

17

EXHIBIT A

Exhibit B
Entity	Date Purch	Cost per Share	Cost	Shares
SIPII	6/3/2008	10.0604	183,703.00	18,260
SIPII	6/3/2008	10.0604	-17,595.64	-1,749
SIPII	6/24/2008	9.5403	12,402.37	1,300
SIPII	6/24/2008	9.5400	-1,182.96	-124
SIPII	6/30/2009	8.0493	20,123.25	2,500
SIPII	6/30/2009	8.0492	-1,923.76	-239
SIPII	7/2/2009	8.0260	40,130.00	5,000
SIPII	7/2/2009	8.0260	-3,844.45	-479
SIPII	8/6/2009	8.2057	24,617.00	3,000
SIPII	8/6/2009	8.2057	-2,355.04	-287
SIPII	8/10/2009	8.1687	18,788.00	2,300
SIPII	8/10/2009	8.1687	-1,797.11	-220
SIPII	8/11/2009	8.1170	9,090.99	1,120
SIPII	8/11/2009	8.1170	-868.52	-107
SIPII	8/31/2009	8.1560	22,021.22	2,700
SIPII	8/31/2009	8.1509	179,320.00	22,000
SIPII	8/31/2009	8.1509	-17,173.95	-2,107
SIPII	8/31/2009	8.1559	-2,104.22	-258
SIPII	9/2/2009	7.9550	31,820.00	4,000
SIPII	9/2/2009	7.9550	-3,046.77	-383
SIPII	9/3/2009	7.7170	15,434.00	2,000
SIPII	9/3/2009	7.7170	-1,473.95	-191
SIPII	9/4/2009	7.6346	19,849.94	2,600
SIPII	9/4/2009	7.6346	-1,901.02	-249
SIPII	9/24/2009	7.7817	15,563.40	2,000
SIPII	9/24/2009	7.7815	-1,486.27	-191
SIPII	1/5/2010	6.7466	11,246.58	1,667
SIPII	1/6/2010	6.7308	17,540.42	2,606
SIPII	1/7/2010	6.7536	13,507.20	2,000
SIPII	1/13/2010	6.8485	22,600.05	3,300
SIPII	1/15/2010	7.1397	14,279.40	2,000
SIPII	1/21/2010	7.1047	23,445.38	3,300
SIPII	1/22/2010	7.0953	17,738.25	2,500
SIPII	1/26/2010	7.0879	19,491.73	2,750
SIPII	1/28/2010	7.1266	23,090.10	3,240
SIPII	2/3/2010	7.1660	29,559.95	4,125
SIPII	2/4/2010	7.2130	21,638.90	3,000
SIPII	2/5/2010	7.3563	18,390.75	2,500
SIPII	2/10/2010	7.2543	10,881.50	1,500
SIPII	2/26/2010	7.6882	15,376.40	2,000
SIPII	3/1/2010	7.6951	19,237.75	2,500
SIPII	3/4/2010	8.0549	32,219.60	4,000
SIPII	3/12/2010	8.1066	20,266.50	2,500
SIPII	3/30/2010	8.1057	28,370.00	3,500
SIPII	3/31/2010	8.0389	26,793.66	3,333
SIPII	4/1/2010	7.9959	26,658.33	3,334
SIPII	4/9/2010	8.2712	14,019.68	1,695
SIPII	5/24/2010	9.0532	18,106.40	2,000
SIPII	5/27/2010	9.0600	18,120.00	2,000
SIPII	6/4/2010	8.8171	26,451.20	3,000
SIPII	6/8/2010	8.6551	43,275.50	5,000
SIPII	6/17/2010	8.9531	17,010.94	1,900
SIPII	6/21/2010	9.0035	54,021.20	6,000
SIPII	6/22/2010	9.1080	22,770.00	2,500
SIPII	6/24/2010	8.8530	17,705.95	2,000
SIPII	6/28/2010	8.8700	8,870.00	1,000

18

EXHIBIT A
Exhibit B
Entity	Date Purch	Cost per Share	Cost	Shares
SIPII	7/6/2010	8.8041	13,206.20	1,500
SIPII	7/16/2010	8.9130	20,054.23	2,250
SIPII	7/20/2010	8.8947	17,789.40	2,000
SIPII	8/12/2010	9.4196	55,575.58	5,900
SIPII	8/13/2010	9.5409	34,347.08	3,600
SIPII	8/13/2010	9.4916	13,288.24	1,400
SIPII	8/19/2010	9.5844	45,813.36	4,780
SIPII	9/2/2010	10.1051	39,915.00	3,950
SIPII	9/28/2010	10.0250	8,020.00	800
Total			1,436,801.92	171,126

LSBK	6/3/2008	10.0604	214,890.00	21,360
LSBK	7/8/2009	7.9500	31,800.00	4,000
LSBK	8/6/2009	8.2057	24,617.00	3,000
LSBK	8/10/2009	8.1687	18,788.00	2,300
LSBK	8/11/2009	8.1170	9,090.99	1,120
LSBK	8/18/2009	8.1489	16,297.80	2,000
LSBK	8/31/2009	8.1509	179,629.70	22,038
LSBK	9/1/2009	8.1053	20,263.25	2,500
LSBK	9/2/2009	7.9550	31,820.00	4,000
LSBK	9/3/2009	7.7170	15,434.00	2,000
LSBK	9/4/2009	7.6346	19,849.94	2,600
LSBK	9/24/2009	7.7817	15,563.40	2,000
LSBK	1/5/2010	6.7466	11,246.58	1,667
LSBK	1/6/2010	6.7308	17,540.42	2,606
LSBK	1/11/2010	6.7908	21,228.03	3,126
LSBK	1/20/2010	7.1016	17,754.00	2,500
LSBK	1/22/2010	7.0953	17,738.25	2,500
LSBK	1/26/2010	7.0879	19,491.73	2,750
LSBK	1/28/2010	7.1266	23,090.10	3,240
LSBK	2/3/2010	7.1660	29,559.95	4,125
LSBK	2/5/2010	7.3563	36,781.50	5,000
LSBK	2/26/2010	7.6882	15,376.40	2,000
LSBK	3/3/2010	7.8326	21,148.04	2,700
LSBK	3/4/2010	8.0549	32,219.60	4,000
LSBK	3/12/2010	8.0986	20,246.50	2,500
LSBK	3/30/2010	8.1057	28,370.00	3,500
LSBK	3/31/2010	8.0389	26,793.66	3,333
LSBK	4/1/2010	7.9959	26,658.33	3,334
LSBK	4/9/2010	8.2712	14,019.68	1,695
LSBK	5/24/2010	9.0532	18,106.40	2,000
LSBK	5/27/2010	9.0600	18,120.00	2,000
LSBK	6/4/2010	8.8171	26,451.20	3,000
LSBK	6/8/2010	8.6551	43,275.50	5,000
LSBK	6/29/2010	8.7944	26,383.20	3,000
LSBK	7/16/2010	8.9130	20,054.23	2,250
LSBK	7/21/2010	8.9313	22,328.25	2,500
LSBK	7/30/2010	9.4041	18,808.20	2,000
LSBK	8/5/2010	9.4235	40,766.16	4,326
LSBK	8/11/2010	9.2825	46,412.50	5,000
LSBK	8/12/2010	9.4196	55,575.58	5,900
LSBK	8/13/2010	9.4956	47,478.00	5,000
LSBK	8/19/2010	9.5844	45,813.36	4,780
LSBK	9/2/2010	10.1051	39,915.00	3,950
Total			1,446,794.43	170,200

19

EXHIBIT A
Exhibit B
Entity	Date Purch	Cost per Share	Cost	Shares
Broad Park	6/3/2008	10.0600	194,259.00	19,310
Broad Park	6/30/2009	8.0573	20,143.25	2,500
Broad Park	7/6/2009	7.9515	15,107.90	1,900
Broad Park	7/7/2009	7.9500	19,875.00	2,500
Broad Park	8/6/2009	8.2057	24,617.00	3,000
Broad Park	8/10/2009	8.1600	18,768.00	2,300
Broad Park	8/11/2009	8.1170	9,090.99	1,120
Broad Park	8/26/2009	8.2563	26,420.00	3,200
Broad Park	8/31/2009	8.1509	179,320.00	22,000
Broad Park	9/1/2009	8.1053	20,263.25	2,500
Broad Park	9/2/2009	7.9550	31,820.00	4,000
Broad Park	9/3/2009	7.7170	15,434.00	2,000
Broad Park	9/4/2009	7.6346	19,849.94	2,600
Broad Park	9/24/2009	7.7817	15,563.40	2,000
Broad Park	1/5/2010	6.7346	11,226.58	1,667
Broad Park	1/6/2010	6.7308	17,540.42	2,606
Broad Park	1/7/2010	6.7539	13,507.80	2,000
Broad Park	1/15/2010	7.1497	14,299.40	2,000
Broad Park	1/21/2010	7.1047	23,445.38	3,300
Broad Park	1/25/2010	7.0818	21,245.30	3,000
Broad Park	1/28/2010	7.1204	23,070.10	3,240
Broad Park	2/3/2010	7.1660	29,559.95	4,125
Broad Park	2/5/2010	7.3563	36,781.50	5,000
Broad Park	2/26/2010	7.6882	15,376.40	2,000
Broad Park	3/4/2010	8.0499	32,199.60	4,000
Broad Park	3/11/2010	8.1080	20,270.00	2,500
Broad Park	3/15/2010	8.1024	32,409.60	4,000
Broad Park	3/31/2010	8.0389	26,793.66	3,333
Broad Park	4/1/2010	7.9959	26,650.34	3,333
Broad Park	4/9/2010	8.2712	14,011.42	1,694
Broad Park	5/24/2010	9.0432	18,086.40	2,000
Broad Park	5/27/2010	9.0600	18,120.00	2,000
Broad Park	6/4/2010	8.8171	26,451.20	3,000
Broad Park	6/8/2010	8.6551	43,275.50	5,000
Broad Park	6/18/2010	9.0000	27,900.00	3,100
Broad Park	6/21/2010	9.0002	54,001.20	6,000
Broad Park	6/22/2010	9.1000	22,750.00	2,500
Broad Park	6/24/2010	8.8530	17,705.95	2,000
Broad Park	7/6/2010	8.8041	13,206.20	1,500
Broad Park	7/16/2010	8.9041	20,034.23	2,250
Broad Park	7/21/2010	8.9233	22,308.25	2,500
Broad Park	8/12/2010	9.4324	51,878.40	5,500
Broad Park	8/16/2010	9.5561	31,535.00	3,300
Broad Park	8/19/2010	9.5844	45,813.36	4,780
Broad Park	8/20/2010	9.5980	23,995.00	2,500
Broad Park	9/2/2010	10.1051	39,915.00	3,950
Total			1,445,894.87	170,608

20

EXHIBIT A
Exhibit B

Entity	Date Purch	Cost per Share	Cost	Shares
CBPS	9/30/2009	7.7910	77,910.00	10,000
CBPS	10/1/2009	7.7668	77,668.00	10,000
CBPS	1/5/2010	6.7346	11,213.11	1,665
CBPS	1/6/2010	6.7285	17,521.01	2,604
CBPS	1/7/2010	6.7439	13,487.80	2,000
CBPS	1/12/2010	6.7881	19,006.68	2,800
CBPS	1/15/2010	7.1397	14,279.40	2,000
CBPS	1/20/2010	7.1016	17,754.00	2,500
CBPS	1/22/2010	7.0873	17,718.25	2,500
CBPS	1/26/2010	7.0879	19,491.73	2,750
CBPS	1/28/2010	7.1204	23,070.10	3,240
CBPS	2/3/2010	7.1612	29,539.95	4,125
CBPS	2/5/2010	7.3563	36,781.50	5,000
CBPS	2/25/2010	7.7902	43,625.12	5,600
CBPS	2/26/2010	7.6782	15,356.40	2,000
CBPS	3/4/2010	8.0499	32,199.60	4,000
CBPS	3/12/2010	8.0986	21,056.36	2,600
CBPS	3/30/2010	8.1000	40,500.00	5,000
CBPS	3/31/2010	8.0329	26,773.66	3,333
CBPS	4/1/2010	7.9899	26,630.34	3,333
CBPS	4/7/2010	8.1500	26,080.00	3,200
CBPS	5/21/2010	9.0300	23,478.00	2,600
CBPS	5/25/2010	9.0227	22,556.75	2,500
CBPS	5/26/2010	9.0500	19,910.00	2,200
CBPS	5/28/2010	8.9422	29,813.29	3,334
CBPS	6/4/2010	8.8104	52,862.40	6,000
CBPS	6/7/2010	8.8025	44,892.75	5,100
CBPS	6/8/2010	8.6511	43,255.50	5,000
CBPS	6/10/2010	8.7495	21,873.75	2,500
CBPS	6/18/2010	9.0000	27,900.00	3,100
CBPS	6/21/2010	9.0002	87,292.94	9,699
CBPS	6/22/2010	9.1000	36,400.00	4,000
CBPS	6/24/2010	8.8500	17,700.00	2,000
CBPS	6/25/2010	8.7731	28,951.23	3,300
CBPS	6/28/2010	8.8500	8,850.00	1,000
CBPS	6/29/2010	8.7944	26,383.20	3,000
CBPS	7/1/2010	8.7000	21,750.00	2,500
CBPS	7/6/2010	8.7908	35,163.20	4,000
CBPS	7/7/2010	8.8000	17,600.00	2,000
CBPS	7/16/2010	8.9041	20,034.23	2,250
CBPS	7/21/2010	8.9233	22,308.25	2,500
CBPS	8/12/2010	9.4288	47,144.00	5,000
CBPS	8/16/2010	9.5500	28,650.00	3,000
CBPS	8/19/2010	9.5736	47,868.00	5,000
CBPS	8/20/2010	9.5900	18,221.00	1,900
CBPS	9/2/2010	10.1000	39,895.00	3,950
CBPS	11/2/2010	10.8000	129,600.00	12,000
Total			1,528,016.50	179,683

  21

EXHIBIT A
Exhibit B
Entity	Date Purch	Cost per Share	Cost	Shares
2514 MSF	6/3/2008	10.0604	17,595.64	1,749
2514 MSF	6/24/2008	9.5400	1,182.96	124
2514 MSF	6/30/2009	8.0492	1,923.76	239
2514 MSF	7/2/2009	8.0260	3,844.45	479
2514 MSF	8/6/2009	8.2057	2,355.04	287
2514 MSF	8/10/2009	8.1687	1,797.11	220
2514 MSF	8/11/2009	8.1170	868.52	107
2514 MSF	8/31/2009	66.5657	17,173.95	258
2514 MSF	8/31/2009	0.9987	2,104.22	2,107
2514 MSF	9/2/2009	7.9550	3,046.77	383
2514 MSF	9/3/2009	7.7170	1,473.95	191
2514 MSF	9/4/2009	7.6346	1,901.02	249
2514 MSF	9/24/2009	7.7815	1,486.27	191
2514 MSF	2/1/2010	7.1567	21,470.00	3,000
2514 MSF	2/4/2010	7.2130	21,638.90	3,000
2514 MSF	2/4/2010	7.2130	21,638.90	3,000
2514 MSF	2/5/2010	7.3563	18,390.75	2,500
2514 MSF	2/11/2010	7.2441	18,110.25	2,500
2514 MSF	2/11/2010	7.2441	18,110.25	2,500
2514 MSF	3/1/2010	7.6951	19,237.75	2,500
2514 MSF	3/1/2010	7.7025	10,013.23	1,300
2514 MSF	3/4/2010	8.0499	18,514.77	2,300
2514 MSF	3/4/2010	8.0499	19,319.76	2,400
2514 MSF	3/15/2010	8.1018	36,458.30	4,500
2514 MSF	3/15/2010	8.1018	36,458.30	4,500
2514 MSF	3/30/2010	8.1000	8,100.00	1,000
2514 MSF	3/30/2010	8.1000	16,200.00	2,000
2514 MSF	5/24/2010	9.0432	18,086.40	2,000
2514 MSF	5/24/2010	9.0432	18,086.40	2,000
2514 MSF	5/25/2010	9.0227	22,556.75	2,500
2514 MSF	5/25/2010	9.0227	22,556.75	2,500
2514 MSF	5/26/2010	9.0500	19,910.00	2,200
2514 MSF	5/26/2010	9.0500	19,910.00	2,200
2514 MSF	5/28/2010	8.9422	29,804.35	3,333
2514 MSF	5/28/2010	8.9422	29,804.35	3,333
2514 MSF	7/15/2010	9.0111	45,055.50	5,000
2514 MSF	7/15/2010	9.0111	45,055.50	5,000
2514 MSF	7/19/2010	8.8487	8,848.70	1,000
2514 MSF	7/19/2010	8.8487	11,503.31	1,300
2514 MSF	7/20/2010	8.8947	17,789.40	2,000
2514 MSF	7/20/2010	8.8927	22,231.75	2,500
2514 MSF	7/29/2010	9.0978	20,997.72	2,308
2514 MSF	7/30/2010	9.3941	18,788.20	2,000
2514 MSF	7/30/2010	9.3941	37,576.40	4,000
2514 MSF	8/5/2010	9.4235	40,766.16	4,326
2514 MSF	8/11/2010	9.2805	92,805.00	10,000
2514 MSF	8/11/2010	9.2873	20,998.69	2,261
2514 MSF	8/12/2010	9.4328	47,164.00	5,000
2514 MSF	8/19/2010	9.5772	52,674.80	5,500
2514 MSF	10/21/2010	10.5126	42,050.40	4,000
2514 MSF	10/21/2010	10.5109	63,065.60	6,000
Total			1,108,500.95	125,845

22

EXHIBIT A
Exhibit B
Entity	Date Purch	Cost per Share	Cost	Shares
Seidman Client	1/27/2010	7.0599	3,529.95	500
Seidman Client	1/27/2010	7.0600	1,235.50	175
Seidman Client	6/24/2010	8.8200	8,820.00	1,000
Seidman Client	1/20/2010	7.0000	1,400.00	200
Seidman Client	1/21/2010	7.0000	4,900.00	700
Seidman Client	1/21/2010	7.0000	700.00	100
Total			20,585.45	2,675

Pollack	7/6/2010	8.8500	8,850.00	1,000
Total			8,850.00	1,000

Kursky & Family*	12/7/2010	11.9705	11,970.51	1,000
Total			11,970.51	1,000

Grand Total			10,369,284.42	1,209,943

*These shares are owned jointly with Mr. Kursky's wife. Mr. Kursky has sole dispositive and voting discretion regarding these shares.

23

Exhibit A

PROXY

 THIS PROXY IS SOLICITED IN OPPOSITION TO THE BOARD OF DIRECTORS OF ABINGTON BANCORP, INC. BY THE COMMITTEE TO PRESERVE SHAREHOLDER VALUE.

ANNUAL MEETING OF SHAREHOLDERS

The undersigned hereby appoints Manuel Kursky or Dennis Pollack with full power of substitution as proxy for the undersigned, to vote all shares of common stock, of Abington Bancorp, Inc.,(the "Company"), which the undersigned is entitled to vote at the Annual Meeting of Shareholders to be held on XXXX     , 2011, or any adjournment(s) or postponement(s) thereof (the "Meeting"), as follows:

1. ELECTION OF DIRECTORS - To elect

MANUEL KURSKY	DENNIS POLLACK

FOR	WITHOLD	FOR	WITHOLD

To withhold authority to vote for the election of Manuel Kursky or Dennis Pollack, write the respective name(s) in the following space(s) or withhold authority for any by placing an X next to Withhold.

The Committee intends to use this proxy to vote for one person who has been nominated by the Company to serve as a director other than the Company Nominees noted below. You should refer to the Company’s proxy statement and form of proxy distributed by the Company for the names, backgrounds, qualifications, and other information concerning the Company’s Nominees. The Committee is NOT seeking authority to vote for and will NOT exercise any authority for                            and                           ;  two of the Company's Nominees. There is no assurance that any of the Company’s Nominees will serve if elected with the Committee’s Nominees. You may withhold authority to vote for an additional Company Nominee, by writing the name of the Company Nominee in the following space below:

IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned Shareholder. Unless otherwise specified, this proxy will be voted "FOR" the election of the Committee's Nominees as a Director. This proxy revokes all prior proxies given by the undersigned.

In his discretion, the proxy is authorized to vote upon such other business as may properly come before the meeting, or any adjournments or postponements thereof, as provided in the proxy statement provided herewith.

Exhibit A

Please sign exactly as your name appears hereon or on your proxy cards previously sent to you. When shares are held by joint tenants, both should sign.  When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This proxy card votes all shares held in all capacities.

Dated:___________________________________

_________________________________________
(Signature)
_________________________________________
(Signature, if jointly held)

Title: ____________________________________

PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY.

24

Exhibit B
SEIDMAN AND ASSOCIATES, LLC
Ivy Corporate Park
100 Misty Lane, 1st Floor
Parsippany, NJ 07054
(973) 952-0405
(973) 781-0876 fax
January 13, 2011

Via facsimile(202) 347-2172 and regular mail
Mr. Hugh T. Wilkinson
Elias, Matz, Tiernan & Herrick L.L.P.
734 15th Street, N.W., 12th Floor
Washington, D.C.  20005

Re:           Abington Bancorp, Inc. (“ABBC”)

Dear Mr. Wilkinson:

I am responding to your letter dated January 10, 2011.  After reviewing your letter, and checking ABBC’s bylaws, you are correct that the nominations Seidman and Associates, LLC (“SAL”) made for ABBC’s 2011 Annual Meeting of Shareholders were not timely.  Therefore, SAL will not be running candidates for the 2011 Annual Meeting of Shareholders.

By separate letter dated January 13, 2011, to Mr. Frank Kovalcheck, SAL is re-filing the nominating material for the ABBC 2012 Annual Meeting of Shareholders.

Furthermore, SAL disagrees that the nomination material failed to provide the information required by Section 3.12(b) of ABBC’s bylaws.

Very truly yours,

/ss/ LAWRENCE B. SEIDMAN

LBS:jb
Enc.

cc: Robert White

Exhibit C

SEIDMAN AND ASSOCIATES, LLC
Ivy Corporate Park
100 Misty Lane, 1st Floor
Parsippany, NJ 07054
(973) 952-0405
(973) 781-0876 fax
January 13, 2011

Via facsimile(215) 887-4100 and regular mail
Mr. Frank Kovalcheck, Corporate Secretary
Abington Bancorp, Inc.
180 Old York Road
Jenkintown PA  19046

Dear Mr. Frank Kovalcheck:

Seidman and Associates, LLC (“SAL”) is a New Jersey limited liability company and the undersigned is the Managing Member.  As of January 12, 2011, SAL owns 194,985 shares of Abington Bancorp, Inc. (“ABBC”) (1,000 shares as a record owner.)

SAL hereby nominates, in accordance with Section 3.12 of the Company’s Bylaws, Dennis Pollack (“Pollack”) and Manuel Kursky (“Kursky”) for election to the Company’s Board of Directors at the Company’s 2012 Annual Meeting of Shareholders.

The information required by Section 3.12 of the Company’s Bylaws is provided as follows:

(1) Name and address of nominating shareholder:

(a) Seidman and Associates, LLC
Lawrence B. Seidman, Managing Member
100 Misty Lane, 1st Floor
Parsippany, NJ  07054

(b) Name, age and addresses of each proposed nominee:

1.   Dennis Pollack, age 60
Residence: 47 Blueberry Drive, Woodcliff Lakes, NJ  07677
Business address: Edgerock Realty Advisors, LLC, 825 Third Ave, New York, NY  10022

2.   Manuel Kursky, age 61
Residence and business address: 6 Barone Road, West Orange, NJ  07052

(2) Principal occupation or employment of the nominating shareholder and each proposed nominee:

(a) Seidman and Associates, LLC
A limited liability company principally involved in the purchase and sale of publicly traded financial institutions.

(b) Dennis Pollack

      Senior Managing Director at Edgerock Realty Advisors, LLC; a New York City based investment bank and Board Member at PPM Technologies, Inc.; a Portland, Oregon based company that provides advanced technologies to global food processors.

Exhibit C
(c) Manuel Kursky
Retired from New York State Department of Banking as Deputy Superintendent of Banks.
Presently a consultant to financial institutions.

(3)	Class and number of shares of the Corporation’s stock beneficially owned:

		Shares of Common Stock
(a)	SAL	194,985
	Persons acting in concert/Affiliates/Associates of SAL
	Seidman Investment Partnership, LP (“SIP”)	192,821
	Seidman Investment Partnership II, LP (“SIPII”)	171,126
	LSBK06-08, LLC (“LSBK”)	170,200
	Broad Park Investors, LLC (“Broad Park”)	170,608
	CBPS, LLC (“CBPS”)	179,683
	2514 Multi-Strategy Fund, LP (“2514 MSF”)	125,845
	Lawrence Seidman Client (“Seidman Client”)	2,675
	Pollack	1,000
	Kursky	1,000

(4)
SAL, SIP, SIPII, LSBK, Broad Park, CBPS, 2514 MSF, Seidman Client, Pollack, and Kursky represent that they are and will continue to be a holder of the stock of the Corporation entitled to vote at the 2012 Annual Meeting and Mr. Seidman intends to appear in person or by proxy at the meeting to nominate the persons specified in this notice.

(5)	No arrangements or understandings have been made by or between the nominating shareholder and each nominee or any other persons pursuant to which nominations are to be made by the shareholder.

(6)
See a copy of the draft proxy statement attached hereto which has not been filed with the Securities and Exchange Commission and may be modified, amended and additional disclosures included, based upon comments from the Securities and Exchange Commission or other parties, and also may be modified to include additional disclosures deemed necessary by the Abington Bancorp, Inc. Committee to Preserve Shareholder Value.  Also, the Schedule 13D and subsequent Schedule 13D Amendment No. 1 filed by SAL and the other entities named herein are incorporated by reference.

(7)	Consents of each nominee to serve as a director of the Corporation are attached hereto.

If you require any additional information, please notify the undersigned in writing along with the legal basis for said information.

Also, please confirm that ABBC will provide SAL with any shareholder lists (including the NOBO/CEDE/Philadep lists) obtained after the date of its next Annual Meeting of Shareholders until ABBC’S next Annual Meeting of Shareholders to be held in 2012 as required by 15 Pa.C.S.A § 1508.  Please also confirm that you will provide SAL with the shareholder lists (as herein defined) for the ABBC 2012 Annual Meeting record date simultaneously with your receipt of same.

Please contact me if you wish to discuss this matter in more detail.

Very truly yours,

                        /ss/ LAWRENCE B. SEIDMAN
LBS:jb
Enc.
cc: Robert White via regular mail

Exhibit C

CERTIFICATION

Dennis Pollack, upon his oath certifies as follows:

    1.             I hereby consent to being named in the Abington Bancorp, Inc. proxy statement as a nominee and to serve as a director if elected

             /ss/ Dennis Pollack
                By: Dennis Pollack

STATE OF NEW JERSEY
            }SS.
COUNTY OF ESSEX

BEFORE ME, a notary public in and for the State of New Jersey, County of Essex, did personally appear DENNIS POLLACK, who made oath under penalty of perjury that the aforesaid facts are true and correct to the best of his knowledge, information and belief.

GIVEN under my hand and seal this 5 day, January, 2011.

                        /ss/ Christine J. Thalab
                        Christine J. Thalab
                        Notary Public
                        State of New Jersey
                        My Commission Expires
                        Oct. 4, 2014

Exhibit C

CERTIFICATION

Manuel Kursky, upon his oath certifies as follows:

1.             I hereby consent to being named in the Abington Bancorp, Inc. proxy statement as a nominee and to serve as a director if elected

                                                   /ss/ Manuel Kursky
                                                   By: Manuel Kursky

STATE OF NEW JERSEY
            }SS.
COUNTY OF MORRIS

BEFORE ME, a notary public in and for the State of New Jersey, County of Morris, did personally appear MANUEL KURSKY, who made oath under penalty of perjury that the aforesaid facts are true and correct to the best of his knowledge, information and belief.

GIVEN under my hand and seal this 16th day, Dec., 2010.

                            /ss/ Wen-chi Chang
                            WEN-CHI CHANGE
                            NOTARY PUBLIC OF NEW JERSEY
                            MY COMMISSION EXPIRES SEP.26,2013

Exhibit C

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
(Rule 14A-101)
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14 (a)
Under the Securities Exchange Act of 1934
(Amendment No.   )*

Filed by the Registrant [ ]
Filed by a Party other than the Registrant [X]
Check the appropriate box:
Preliminary Proxy Statement [X]
Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2) [ ]
Definitive Proxy Statement [ ]
Definitive Additional Materials [ ]
Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

Abington Bancorp, Inc. (Name of Registrant as Specified In Its Charter)

ABINGTON BANCORP, INC. COMMITTEE TO PRESERVE SHAREHOLDER VALUE
Seidman and Associates, LLC
Seidman Investment Partnership, LP
Seidman Investment Partnership II, LP
LSBK06-08, LLC
Broad Park Investors, LLC
CBPS, LLC
2514 Multi-Strategy Fund, LP
Manuel Kursky
Dennis Pollack
Lawrence Seidman
(Name of Person(s) filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[ X ]  No fee required
[     ]  Fee computed on table below per Exchange Act Rules 14(a)-6(i)(4) and 0-11.
    1)  Title of each class of securities to which transaction applies:
    2)  Aggregate number of securities to which transaction applies:
    3)  Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined:
    4)  Proposed maximum aggregate value of transation:
    5)  Total Fee Paid:

[   ]   Fee paid previously with preliminary materials
[   ]   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by regisration statement number, or the Form or Schedule and the date of its filing.
    1) Amount Previously Paid:
    2) Form, Schedule or Registration statement No.:
    3) Filing Party:
    4) Date Filed:

Exhibit C
ABINGTON BANCORP, INC.
________________
ANNUAL MEETING OF SHAREHOLDERS
May     , 2012
__________________

PROXY STATEMENT OF THE ABINGTON BANCORP, INC.
COMMITTEE TO PRESERVE SHAREHOLDER VALUE (THE "COMMITTEE")
[OPPOSES THE BOARD OF DIRECTORS OF ABINGTON BANCORP, INC.]

This Proxy Statement and WHITE proxy card are being furnished to holders of the common stock (the "Shareholders"),(the "Common Stock") of Abington Bancorp, Inc. (the "Company") a Pennsylvania Corporation, in connection with the solicitation of proxies (the "Proxy Solicitation") by the Abington Bancorp, Inc. Committee to Preserve Shareholder Value (the "Committee").  The Annual Meeting of Shareholders is to be held on May    , 2012.  Please refer to the Company's proxy statement for the time and location of this meeting (the "Annual Meeting").  Shareholders who own the Common Stock on April    , 2012 will be entitled to vote ("Annual Meeting Record Date"). The Company's principal executive offices are located at 180 Old York Road, Jenkintown, Pennsylvania  19046.

At the Annual Meeting, the Company will be seeking (i) the election of three Directors for a term of three years or until a successor has been elected and qualified and (ii) to transact such other business as may properly come before the Annual Meeting.

The Committee members own approximately 1,209,943 shares, which represents 6.00% of the Company's outstanding Common Stock, as of April     , 2012, based upon the Company's Preliminary Proxy Statement and are soliciting the votes of other Shareholders to elect two (2) Directors for a three year term at this year's Annual Meeting in opposition to the three (3) directors nominated for election by the Company. The Committee is soliciting your proxy in support of the election of Manuel Kursky ("Kursky") and Dennis Pollack ("Pollack") (the "Committee Nominees") to the Company's Board of Directors.

The Committee consists of the Committee Nominees, Seidman and Associates, LLC ("SAL"), a New Jersey Limited Liability Company; Seidman Investment Partnership, LP ("SIP"), a New Jersey Limited Partnership; Seidman Investment Partnership II, LP ("SIP II"), a New Jersey Limited Partnership; LSBK06-08, LLC ("LSBK"), a New Jersey Limited Liability Company; Broad Park Investors, LLC (“Broad Park”), a New Jersey Limited Liability Company; CBPS, LLC ("CBPS"), a New York Limited Liability Company; and 2514 Multi-Strategy Fund, LP ("2514 MSF"), a Delaware Limited Partnership; Kursky,  Pollack,  Lawrence Seidman ("Seidman") and certain Seidman discretionary clients ("Seidman Clients"). This Proxy Statement and WHITE proxy card are being first mailed or furnished to Shareholders on or about April        , 2012.

The Committee's goal is to preserve shareholder value and it is the opinion of the Committee that one of the best ways to accomplish this goal is through the representation of  significant shareholders on the Board of Directors.  Through representation on the Board of Directors, the Committee's Nominees will attempt to persuade the Board of Directors to: (i) accelerate the repurchase of stock pursuant to the Company’s present authorized share repurchase program; and (ii) retain an investment banker to determine the value of the Company in a sale versus remaining independent.

Remember, your last dated proxy is the only one that counts, so return the WHITE card even if you delivered a prior proxy. We urge you not to return any proxy card sent to you by the Company.

Your vote is important, no matter how many or how few shares you hold. If your shares are held in the name of a brokerage firm, bank, or nominee, only they can vote your shares, and only upon receipt of your specific instructions. Accordingly, please return the WHITE proxy card in the envelope provided by your Bank or Broker or contact the person responsible for your account and give instructions for such shares to be voted for the Committee Nominees. Every Shareholder should be aware that if his shares are held through a bank, brokerage

Exhibit C

firm, or other nominee, they will not be able  to change their vote at the Annual Meeting, unless they obtain a legal proxy from the bank,  brokerage firm, or other nominee. Since this is a contested election for directors, there should not be any broker non-votes. Broker non-votes occur when a bank or brokerage firm holding shares on behalf of a shareholder does not receive voting instructions from the shareholder by a specified date before the Annual Meeting and the bank or brokerage firm is not permitted to vote those undirected shares on specified matters under applicable stock exchange rules. Thus, if you do not give your broker specific instructions, your shares may not be voted on those matters and will not be counted in determining the number of shares necessary for approval.

If your shares are registered in more than one name, the WHITE proxy card should be signed by all such persons to ensure that all shares are voted for the Committee's Nominees.

Holders of record of shares of Common Stock on the Annual Meeting Record Date are urged to submit a proxy, even if such shares have been sold after that date. The number of shares of Common Stock outstanding as of the Annual Meeting Record Date is disclosed in the Company's proxy statement. Each share of Common Stock is entitled to one vote at the Annual Meeting.

If you have any questions or need assistance in voting your shares, please call:

D. F. King & Co., Inc.
Attn: Richard Grubaugh
48 Wall Street, 22nd Floor
New York, New York 10005
(Call Toll Free (   )    -    )

This Proxy Statement, as well as other proxy materials distributed by the Participants, are
available free of charge online at www.readmaterials.com/                  .

Exhibit C

THE COMMITTEE'S GOAL:
OUR GOAL IS TO MAXIMIZE THE VALUE
OF THE COMPANY'S STOCK FOR ALL
SHAREHOLDERS

The Committee believes its fellow Shareholders have the same goal: to maximize the value of the Company's stock they purchased. The Committee believes that the Company should immediately retain an investment banker to analyze the Company's value in a sale versus remaining independent to assist the Company's Board in reaching an informed decision on how to maximize shareholder value. An investment banking firm would be able to provide the Board with invaluable statistical and market data that the Company could not obtain on its own. This information should assist the Board in making an informed financial decision. In addition, the investment banker would also be asked to evaluate whether the Company can make in-market acquisitions that are accretive (acquisitions that will add to the earnings per share of the Company within one year) and hopefully suggest ways to improve the Company’s profitability.

The only way the Committee can be assured that its proposals receive appropriate consideration is through Board representation. The Committee has urged management to pursue acquisition/merger discussions with potentially interested banks so the Company could properly compare the economic benefits of an acquisition of other financial institutions to a sale of the Company.

No guarantee, or assurance, can be given that the Committee's proposals would result in a maximization of shareholder value. It is simply, and solely, the Committee's opinion that these proposals are likely to produce positive results for all Shareholders.

THE COMPANY'S CONVERSION
FROM A MUTUAL TO PUBLIC COMPANY

The Company converted from a mutual to a mutual holding company in December, 2004.  In June, 2007 the Company converted from a mutual holding company to a 100% public company.  When the Company converted to a 100% public company, the Company issued 13,965,000 new shares at $10.00 per share and issued 10,495,446 shares of its stock in exchange for the previous outstanding shares.  Each share of the former mid-tier company's common stock was converted into exactly 1.6 shares of the new company stock.  As of March 31, 2007, the Company's total stockholder equity was approximately $116 million.  The Company raised approximately $135 million in new stockholder equity from the second step conversion.  As of September 30, 2010 the Company's stockholder equity was $213 million.

THE COMPANY'S SHARE
REPURCHASE PROGRAM

The following chart shows the Company's share repurchase activity since completing its second step conversion to a 100% public company.  It is clear that in 2010 the Company reduced the amount of shares it repurchased.  The Committee Nominees would strongly urge the Company to accelerate the Company's share repurchaser program.

Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009
10,268	446	304,401	216,515	525,442	610,328	1,381,055	245,902	75,056	625,614

Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011	Q2 2011	Q3 2011	Q4 2011
193,677	507,674	195,714

	2007	2008	2009	2010	2011
Total Shares Purchased	10,714	1,656,686	2,327,627

Exhibit C
THE COMPANY'S EARNINGS FROM
CALENDAR YEAR 2004 TO 2011

The following chart shows the calendar year earnings for the Company from 2004 to 2011:

	20041	20052	20062	2007	2008	2009	2010	2011
	4,555	6,302	6,802	7,067	2,120	(7,193)
Diluted Earnings Per Share	N/A	$0.26	$0.28	$0.30	$0.09	($0.36)

It is clear that the Company's earnings since its second step conversion have been disappointing.

1 Due to the timing of the Company’s reorganization into a mutual holding company form and the completion of the Company’s initial public offering on December 16, 2004, earnings per share for the period from December 16, 2004 to December 31, 2004 are not considered meaningful and were not shown (Form 10-K for period ending December 31, 2005, page 64).

2 Earnings per share for these periods have been adjusted to reflect the impact of the second-step conversion and the reorganization of the Company which occurred on June 27, 2007.  (Form 10-K for the period ending December 31, 2007.)

LACK OF RETURN ON $135 MILLION
SECOND STEP CONVERSION CAPITAL

Since the Shareholders gave the Company approximately $135 million in June, 2007, the Shareholders, as shown above, have received virtually no return on this additional capital.  In calendar years 2008 and 2009, the Company earned less money than before this additional capital was raised and in 2010, the earnings were negligible in comparison to 2007.  The primary cause of the Company's poor earnings was the significant losses it incurred from the Company's rush into risky construction lending (as shown below) after it completed its second step conversion.

THE COMPANY'S 2005
BENEFIT PLAN

At the Company's June 23, 2005 Annual Meeting, the Company approved its 2005 Stock Option Plan ("Stock Option") and 2005 Recognition and Retention Plan and Trust Agreement ("Restricted Stock"); authorizing the issuance of 714,150 Stock Options and 285,660 shares of Restricted Stock.  In the Proxy Statement for the June 2005 Annual Meeting, the Company stated that one of the purposes of the Stock Option and Restricted Stock plans was to provide an incentive to the Company's management and Board to contribute to the success of the Company. (June 23, 2005 Proxy Statement pages 14-20.)

Shortly after the June 23, 2005 approval of the incentive stock plans, the Company rushed and purchased  (in the open market) the 285,660 shares, for approximately $3.7 million, an average price of $12.95 per share.  Then on July 5, 2005, the Company granted all the 285,660 shares to certain officers, employees and directors of the Company.  In addition, of the 714,150 Stock Options, 643,250 were also issued on July 5, 2005.  Only 70,900 shares were reserved for future issuance (Form 10-Q for the period ending September 30, 2005, pages 19-20.)

What was the Company's success that justified the issuance of approximately 90% of the Stock Options and all the Restricted Stock between June 23, 2005 and July 5, 2005?  ABSOLUTELY NOTHING!

Unfortunately, the Stock Option and Restricted Stock plans do not provide for a clawback provision to allow the Company to recapture any of the Stock Options and Restricted Stock that were so hastily granted if the recipients did not contribute to the Company's success.  As the Company's earnings clearly demonstrate, the Company's management has not been successful, but the recipients of the Stock Options and Restricted Stock plans still benefitted.  The Shareholders surely did not receive the benefit of their bargain.

In the Committee's opinion, the Company's granting of 90% of the Stock Options and all the Restricted Stock was unwarranted in such a short time period.

Exhibit C

SIGNIFICANT INCREASE IN CONSTRUCTION
LENDING PRINCIPALLY SINCE
THE SECOND STEP CONVERSION

The following chart shows the significant increase in the Company's construction loans from December 31, 2004 to December 31, 2010.  After raising the approximate $135 million in the second step conversion, the Company began to increase its construction lending.  As is well known, construction lending has greater risk than most other types of lending conductd by community banks.  Notwithstanding this higher risk, the Company, without proper underwriting and expertise, dove head first into this high risk lending category.  In the Committee's opinion, the Company chose high yield construction lending over prudent slow asset growth.

The losses in the construction loan portfolio were the primary reason for the Company's poor earnings in calendar years 2008 and 2009.

	2004	2005	2006	2007	2008	2009	2010	2011
Construction loans	83,253	75,099	89,638	112,912	164,745	149,443

This significant increase in construction lending, especially after the second step conversion, is what led to the significant increase in the Company's non-performing assets.

INCREASED NON-PERFORMING ASSETS
SINCE THE SECOND STEP CONVERSION

The following chart shows the significant increase in the non-performing assets, construction loans and loan loss provision since the Company's 2007 second step conversion.  The increase in non-performing construction loans is what caused the significant increase in the Company's non-performing assets.

	2007	2008	2009	2010	2011
Non-performing assets*	$3,108,000	$25,242,000	$57,409,000
Non-performing construction loans
Loan loss provision*	$457,000	$9,760,000	$18,737,000

   *As of December 31 each year

THE BOARD OF DIRECTORS
SHOULD BE DE-CLASSIFIED

If the Committee Nominees are elected they will propose an amendment to the Company’s By-Laws to de-classify the Board so that all the directors will stand for election each year. Presently the Board is split into three classes with approximately one-third (1/3) of the Board standing for election each year. The Committee Nominees will need the support of two additional Board members to gain Board approval for its amendment to de-classify the Board.

THEREFORE A VOTE FOR THE COMMITTEE NOMINEES IS A VOTE TO
START THE PROCESS TO ACCELERATE THE SHARE REPURCHASE PROGRAM,
ATTEMPT TO DO AN ACCRETIVE ACQUISITION, AND IF NOT POSSIBLE,
SELL THE COMPANY FOR A PREMIUM PRICE, WHICH IS OPPOSED BY
THE PRESENT BOARD AND MANAGEMENT

Each Shareholder should be aware that the present election is only to elect three Directors to the Board of Directors of the Company (the Committee is running two nominees) and has nothing to do with the election of Directors for the Bank, the

Exhibit C

principal operating subsidiary of the Company. The present Directors of the Company, even if the Committee Nominees win this election, will still be able to appoint the Board of Directors of the Bank, including the Company Nominees, even if they lose the election.

The Committee Nominees, if elected, will (i) review in detail the Company’s business plan, (ii) discuss the Company’s business plan with the Company’s management, advisors, and the other directors and (iii) based upon their past business experience, make recommendations they believe will have the effect of increasing the Company’s net income, earnings per share, earning assets and deposits. There is no assurance that the Committee Nominees would have any suggestions that the Company had not already considered. Furthermore, there is no assurance that any suggestions made by the Committee Nominees would be approved by a majority of the Company’s Board. The Committee Nominees would however, request that the Company implement an aggressive stock repurchase program. In addition, the Committee Nominees would attempt to persuade the Company to pursue an accretive acquisition. The Board of Directors of the Company would have to determine a satisfactory price, which could be either all cash or stock or a combination of cash and stock. (The Board would have to make the same determination with respect to the consideration to be received in connection with a sale of the Company.) To accomplish the Committee's goal, the Committee Nominees, if elected, will need the cooperation of two of the other Directors. Furthermore, the Committee Nominees' plans could change, subject to the fiduciary duty they will owe to all Shareholders, if elected.

Shareholders will not be afforded a separate opportunity to vote on the implementation of a stock repurchase program. Shareholders will be required to vote on certain sales or mergers involving stock, but a cash acquisition may not require Shareholder approval.

MR. SEIDMAN'S PAST HISTORY WITH
CERTAIN FINANCIAL INSTITUTIONS

The following is Mr. Seidman’s history with respect to certain financial institutions. Shareholders should not imply a correlation between Mr. Seidman’s actions and the actions taken by the following financial institutions. It must be remembered, that with respect to the companies where Mr. Seidman, or his nominees, were on the board, they were a minority on the board. Where a company was sold after Mr. Seidman filed a Schedule 13D, and Mr. Seidman had no nominees on the Board, Mr. Seidman could not exert any influence on the board with respect to any decisions.

Seidman has been involved in proxy contests in connection with the following eleven separate companies since 1995, IBS Financial Corp. (“IBSF”), Wayne Bancorp, Inc. (“WYNE”), South Jersey Financial Corp., Inc. (“SJFC”), Citizens First Financial Corp. (“CFSB”), Yonkers Financial Corp. (“YFCB”), First Federal Savings and Loan Association of East Hartford (“FFES”), Vista Bancorp, Inc. (“Vista”), United National Bancorp (“UNBJ”), GA Financial, Inc. (“GAF”), Kankakee Bancorp, Inc. (“KNK”), and Yardville National Bancorp (“YANB”), seeking to maximize shareholder value by either an accretive acquisition or sale of the respective companies. IBSF, WYNE, SJFC, YFCB, FFES, VBNJ, UNBJ, GAF and YANB were sold at significant premiums to their book value and earnings, as shown by the following chart:

Seller	Buyer	Multiples [X] Book Value %	LTM EPS [X]	Director Nominees
IBSF	Hudson United Bancorp	1.87	38.4	No Seidman director on Board
WYNE	Valley National Bancorp	2.00	35.1	Seidman Nominee on Board
SJFC	Richmond Cty. Fin. Corp.	1.16	24.7	Seidman and Seidman nominee on Board
YFCB	Atlantic Bank of New York	1.52	16.2	No Seidman director on Board
FFES	Connecticut Bancshares, Inc.	1.37	13.5	Seidman on Board by consent
VBNJ	United National Bancorp	2.52	19.6	No Seidman director on Board
UNBJ	PNC Fin. Svcs. Group, Inc.	2.37	21.9	No Seidman director on Board
GAF	First Commonwealth Financial	1.84	24.3	No Seidman director on Board
YANB	PNC Fin. Svcs. Group, Inc.	2.00	20.3	No Seidman director on Board

    Source: SNL Financial LC

Exhibit C

Seidman was not successful in his proxy contest with IBSF, CFSB, VBNJ, UNBJ, YFCB, KNK or YANB.  However, Seidman was successful in having CFSB conduct a Dutch Auction for 15% of its outstanding shares. Seidman had proposed this Dutch Auction and, in an agreement with CFSB, agreed to tender the shares he controlled into the auction and to execute a standstill agreement. CFSB’s counsel told Mr. Seidman that unless he was willing to tender his shares and enter into the Standstill Agreement, CFSB would not conduct the Dutch Auction. Thus, the Dutch Auction resulted in large measure from proposals made by, and actions undertaken, by Seidman. With respect to YFCB, Seidman continually pushed YFCB to sell. On November 14, 2001, YFCB announced a sale to Atlantic Bank of New York at $29.00 cash per share, based upon the above ratios. The Board of Directors of FFES, CNY Financial Corp. (“CNYF”) and Ambanc Holding Co, Inc. (“AHCI”), each agreed voluntarily to increase by one (1) the size of the Board and Seidman was added to each respective Board. With respect to FFES, Seidman conducted a proxy contest to have the FFES Shareholders vote to rescind certain By-laws amendments. This proxy contest was successful. Thereafter, Seidman was added to the Board. CNYF was sold to Niagara Bancorp, Inc. at a premium price of 1.30 times book and 27.57 times its last twelve (12) month earnings. AHCI was sold to Hudson River Bancorp, Inc. at a premium price of 1.25 times book and 25.60 times its last twelve (12) months earnings.

Seidman filed a Schedule 13D disclosing a plan to maximize shareholder value of 1st Bergen Bancorp, Inc. ("FBER"), Eagle BancGroup, Inc. ("EGLB"), Jade Financial Corp. ("IGAF") and Alliance Bancorp of New England, Inc. ("ANE"). All four institutions were sold after the respective announcements. FBER was sold to Kearney Savings Bank for 1.78 times book value and 28.57 times earnings. EGLB was sold to First Busey Corporation ("FBC") for 1.41 times book value and 30.28 times earnings. IGAF was sold to PSB Bancorp, Inc. for 92% of book value and 26.06 times earnings. ANE was sold to New Alliance Bancshares, Inc. for 2.46 times book value and 19.39 times earnings. Except for IGAF, these companies were sold at a significant premium to book value and earnings and its prevailing stock price.

Mr. Seidman filed a Schedule 13D disclosing a plan to maximize shareholder value of First Federal Bancshares, Inc. (“FFBI”) and Central Bancorp, Inc. (“CEBK”). FFBI conducted a Dutch Auction for approximately 30% of its outstanding shares at $33.50. Mr. Seidman tendered his shares into the Dutch Auction, selling a significant percentage of his position at a significant profit and therefore was no longer required to file a Schedule 13D. Mr. Seidman, after significant litigation with CEBK, sold his entire position through public market sales at an approximate break-even price. CEBK is still publicly traded today.

On December 6, 2002, Michael A. Griffith was appointed to the KNK Board of Directors.  Mr. Griffith is not affiliated with Mr. Seidman and Mr. Seidman did not recommend him to the Board of Directors.  Mr. Griffith's appointment was part of an agreement with an investor group led by Jeffrey L. Gendell, which owned approximately 9.8% of KNK's outstanding shares. On January 17, 2003, KNK announced, among other things, the resignation of Larry Huffman, the President and Chief Executive Officer, and the election of Mr. Griffith as the new KNK Chairman.

On July 28, 2004 the Seidman Entities filed a Schedule 13D disclosing a plan to maximize shareholder value of Yardville National Bancorp ("YANB").  Mr. Seidman has had meetings with several Board members and senior management of YANB and in February, 2005, YANB retained Mr. Seidman as an independent consultant to help the company explore planning acquisition and growth opportunities.  In November 2005, Mr. Seidman notified YANB, that in his opinion, YANB had breached the consulting agreement and that the consulting agreement was no longer valid.  Mr. Seidman nominated three (3) directors to run against the YANB candidates at the 2006 annual meeting.  The candidates nominated by Mr. Seidman were not successful.  In addition, the Seidman Entities prosecuted claims against YANB in the Superior Court of New Jersey, including the application to void the results of the Annual Meeting and hold a new election.  On June 6, 2007, PNC Financial Services Group Inc. (PNC) agreed to purchase YANB for $35.00 a share, based upon an exchange rate of .2923 shares of PNC common stock, and $14 in cash, for each YANB share.  All litigation between YANB and Mr. Seidman was settled.  The transaction closed on October 29, 2007.

On November 16, 2004 Mr. Seidman filed a Schedule 13D disclosing a plan to maximize shareholder value of Bridge Street Financial, Inc. (OCNB). Mr. Seidman requested representation on the board at OCNB’s September 21, 2005 Annual Meeting.  Mr. Seidman’s representative was added to the Board. On April 24, 2006, Alliance Financial Corporation (ALNC) acquired OCNB for approximately $23.02 or 1.98 times book value and 44.28 times earnings.

Exhibit C

Clifton Savings Bancorp, Inc. ("CSBK") is a Federal corporation, organized as a mutual holding company.  The Seidman Entities purchased an insignificant amount of CSBK shares and sold all but 1,000 shares.  At the 2004 CSBK Annual Meeting, held on September 7, 2004, CSBK sought shareholder approval for (i) the election of two (2) directors and (ii) the Clifton Savings Bancorp, Inc. 2004 Stock-Based Incentive Plan (“Incentive Plan”). The Seidman Entities conducted a proxy contest to defeat the approval of the Incentive Plan because of the excessive nature of its provisions.  On September 1, 2004 CSBK withdrew the Incentive Plan from shareholder consideration at its Annual Meeting because of a letter it received from the Office of Thrift Supervision (OTS) requesting such action.  At the 2005 CSBK Annual Meeting, held on July 14, 2005, CSBK sought approval for (i) the election of two (2) directors and (ii) the Clifton Savings Bancorp, Inc. 2005 Equity Incentive Plan (the 2005 Plan.)  This 2005 Plan provided for approximately half the number of restricted stock and options quarterly.  Mr. Seidman did not contest the shareholder approval of the 2005 Plan.  The 2005 Plan was approved by the CSBK shareholders.  Mr. Seidman filed a lawsuit challenging the allocation of the restricted stock and options to the Board and Mr. Celentano, CSBK’s Chief Executive Officer.  This matter is presently before the New Jersey Supreme Court.

The Seidman Entities started acquiring Advance Financial Bancorp ("AFBC") stock on November 29, 2001.  From November 29, 2001 to June 6, 2002, the Seidman Entities acquired shares of AFBC stock at an average price of $10.74.  The Seidman Entities were not required to file a Schedule 13D with respect to AFBC.  From the latter part of 2002 to the summer of 2004, Mr. Seidman had numerous conversations with the President and Chief Executive Officer of AFBC, urging him to maximize shareholder value through a sale of AFBC.  In early 2004, Mr. Seidman requested representation on the AFBC Board of Directors.  On September 1, 2004 AFBC announced a sale to Parkvale Financial Corporation for $26.00 per share in cash.  The purchase was completed on December 31, 2004.

On April 13, 2005, Mr. Seidman filed a Schedule 13D disclosing a plan to maximize shareholder value of Interchange Financial Services Corporation (IFCJ). On December 9, 2005, Mr. Seidman notified IFCJ that he was nominating two directors to run against the candidates to be proposed by IFCJ at the next annual meeting.  On April 13, 2006, IFCJ agreed to be purchased by T.D. Banknorth, Inc. for $23.00 a share in cash; 2.59 times book value and 23.23 times earnings.

Mr. Seidman conducted a vote “No” campaign against SE Financial Corp. (“SEFL”). SEFL was seeking approval of the SE Financial Corp. 2005 Stock Option Plan and SE Financial Corp. 2005 Restricted Stock Plan. SEFL withdrew those matters from consideration the morning of the annual Shareholders meeting at which these matters were to be voted upon. SEFL is still a public company.

On June 29, 2006, Mr. Seidman filed a Schedule 13D disclosing a plan to maximize shareholder of Center Bancorp, Inc. ("CNBC").  Mr. Seidman conducted and won a proxy contest against CNBC  in 2006.  Three directors, including himself, were placed on CNBC's Board of Directors.  In addition, on July 14, 2008 the Federal Reserve Board approved Seidman’s application for the Seidman Entities to purchase up to 24.83% of CNBC.  The Seidman Entities owned approximately 21.69% of CNBC as of September 30, 2010.

On July 27, 2007, the Seidman Entities filed a Schedule 13D disclosing a plan to maximize shareholder value of American Bancorp of New Jersey, Inc. ("ABNJ").  Mr. Seidman had several conversations with the President and Chief Executive Officer of ABNJ and ABNJ’s Vice Chairman discussing ways to maximize shareholder value.  On December 17, 2008 ABNJ announced a sale to Investors Bancorp, Inc. for $140 million, 70% in stock and 30% in cash.  The price for each ABNJ share was $12.50 based upon ISBC closing price on December 16, 2008.  The transaction closed on June 1, 2009.

On July 27, 2007, the Seidman Entities filed a Schedule 13D disclosing a plan to maximize shareholder value of MASSBANK Corp. ("MASB").  On December 20, 2007, Mr. Seidman notified MASB that he was nominating three (3) directors to run against the candidates to be proposed by MASB at the next annual meeting to be held in April 2008.  On March 11, 2008 MASB announced a sale to Eastern Bank Corporation for $40 per share in cash.  The transaction closed on September 2, 2008.

Exhibit C

On November 6, 2007, the Seidman Entities filed a Schedule 13D disclosing a plan to maximize shareholder value of Southern Connecticut Bancorp, Inc. ("SSE").  Mr. Seidman had several meetings with SSE’s senior management and several directors to discuss ways to maximize shareholder value, including a sale of the Company.  On February 23, 2010 Naugatuck Valley Savings and Loan (“NVSL”) agreed to purchase SSE.  NVSL agreed to pay the SSE shareholders $7.25 for each SSE share in stock or cash so long as 50% of the SSE shares are exchanged for cash.  In addition, NVSL’s mutual holding company parent, simultaneously adopted a Plan of Conversion and Reorganization to convert to a stock holding company by selling to the public its approximate 60% ownership interest in NVSL (second step conversion.)  Subsequent to the merger announcement, the Seidman entities sold all of their SSE shares owned at a loss of approximately $1.00 per share.  On November 12, 2010, NVSL and SSE terminated their merger agreement.

Seidman became a director of Stonegate Bank ("SGBK") at the request of SGBK's senior management and with the approval of SGBK's Board of Directors.  The Seidman entities owned  approximately 7.36% of SGBK's 7,713,916 outstanding shares as of September 30, 2010.

On March 12, 2009, the Seidman Entities filed a Schedule 13D disclosing a plan to maximize shareholder value of Beverly National Corporation ("BNV").   Subsequent to filing a Schedule 13D, Mr. Seidman had several meetings and telephone calls with BNV’s President, at which time Mr. Seidman discussed strategic alternatives that he thought were available to the Company, including a sale of the Company.  On June 17, 2009 BNV announced a sale to Danvers Bancorp Inc. (DNBK).  The transaction closed on November 2, 2009.  Pursuant to the terms of the merger agreement, 1.66 shares of DNBK stock were exchanged for each common share of BNV.  Based on the closing price of DNBK on June 16, 2009, the stock transaction was valued at approximately $23.04 for each BNV share.

On May 18, 2009, the Seidman Entities filed a Schedule 13D disclosing a plan to maximize shareholder value of First Keystone Financial, Inc. ("FKFS").  Subsequent to filing a Schedule 13D, Mr. Seidman had a meeting with the Chairman and President, at which time Mr. Seidman discussed strategic alternatives that he thought were available to the Company, including a sale of the Company.  On November 3, 2009 FKFS announced a sale to Bryn Mawr Bancorp (BMTC) for 0.6973 shares of BMTC and $2.06 cash per share for each FKFS share of common stock.  The value of consideration received was approximately $13.75

On May 11, 2010, the Seidman Entities filed a Schedule 13D disclosing a plan to maximize shareholder value of TF Financial Corporation ("THRD").  Mr. Seidman had several phone calls and one meeting with Senior Management of THRD and THRD's Chairman at which time they discussed strategic alternatives available to THRD, including a sale of the Company.

On May 26, 2010, the Seidman Entities filed a Schedule 13D disclosing a plan to maximize shareholder value of OBA Financial Services, Inc. ("OBAF").  Mr. Seidman had several phone calls with the President of OBAF and OBAF's counsel to discuss a performance standard and clawback provisions for any incentive compensation plans that OBAF may consider.  Discussions are ongoing with respect to this matter.

On December 22, 2010, the Seidman Entities filed a Schedule 13D disclosing a plan to maximize shareholder value of Colonial Financial Services, Inc. ("COBK").  Mr. Seidman has spoken with the President of the COBK and has requested a meeting with the entire Board or a committee of the Board to discuss share repurchases after the one year regulatory prohibition ends and COBK's philosophy on dividends.

The source of the above ratios is SNL Financial LC. SNL Financial is a nationally recognized company which collects, organizes, and distributes financial data for financial companies.  The Committee has used SNL Financial instead of the ratios provided by individual financial institutions, or its own calculations, because of SNL Financial’s standardized methodology for calculating the ratios in contrast to various methods to calculate the ratios used by different individuals and institutions. The Committee has not independently verified the accuracy of the SNL Financial ratios.

There is no guarantee or representation made by Mr. Seidman or the Committee that the Company can be sold for a premium equal to or greater than the premium paid for the commercial banks and thrifts mentioned in this proxy statement. Furthermore, there can be no assurance that the Company could obtain a similar sales price to any of the above companies in the event the Company pursued a sale. There is also no assurance that the Committee Nominee’s election to the Board will, on its own, enhance shareholder value. However, it will send an appropriate message to the Company's management and present Board that the Shareholders desire representation on the Board by significant Shareholders.

Exhibit C

ELECTION OF COMMITTEE NOMINEES

When you return the Committee's proxy card, you are only voting for Kursky and Pollack.  Messrs. Kursky and Pollack have consented to being named in this Proxy statement and have agreed to serve as a Director, if elected.

Manuel Kursky is 61 years of age and his residence is 6 Barone Road, West Orange, New Jersey 07052.  Mr. Kursky received a Bachelor of Arts degree in economics from the City College of New York and earned a Master of Business Administration in finance from Bernard M. Baruch College.  For 37 years, Mr. Kursky was with the New York State Banking Department, conducting field examinations of banking institutions to determine their financial condition, reviewing their management policies, and assuring compliance with Federal and State laws and regulation.  Field examinations included in-depth financial analysis and asset valuation, determination of board and management competency and corporate governance effectiveness, evaluation of risk management practices, operational scrutiny, new product review, and assessment of internal controls and audit.  Prior to a promotion to Deputy Superintendent of Banks, he was the Assistant Chief Examiner and also directed the activities of the Department’s capital markets unit.  Mr. Kursky retired as the senior executive in charge of the Community & Regional Banks Division.

As a Deputy Director Superintendent, Mr. Kursky was responsible for carrying out supervisory oversight of  State chartered institutions.  Mr. Kursky now serves as a consultant to a number of banking institutions on various financial matters and is currently serving as a Senior Consultant with The Regulatory Fundamentals Group LLC, based in New York City.

Dennis Pollack is 60 years of age and his residence is 47 Blueberry Drive, Woodcliff Lake, New Jersey 07677.  Mr. Pollack received a Bachelor of Arts degree in economics from Seton Hall University and earned a Master of Business Administration in money and financial markets from Columbia University.  Mr. Pollack was the Senior  Managing Director of Corporate Development and Business Operations for Laurus Funds, LLC, a company involved in asset based lending, and from June 2004 to February 28, 2006 Mr. Pollack was the Chief Operating Officer for Paulson & Company.  From December 2001 to May, 2004, Mr. Pollack was a Vice President at Valley National Bank.  From May, 2001 to December, 2001, Mr. Pollack was the new business development officer for Mohawk Community Bank.  For more than five years prior thereto, Mr. Pollack held various positions at Connecticut Bank of Commerce, Stamford, Connecticut, President and Chief Executive Officer (April, 1996 - November, 1998) and as Vice Chairman and a consultant to the Bank (December, 1998 - May, 2001.)  From 1988 to 1993, he was the President, Chief Executive Officer, and Member of the Board of the Savings Bank of Rockland County, Spring Valley, New York, and when the bank was sold to First Fidelity Bank, he became an Executive Vice President, Rockland Region, until 1995.  Mr. Pollack is currently the Senior Managing Director at Edgerock Realty Advisors, LLC; a New York City based investment bank located at 825 Third Ave, New York, NY  10022, and a Board Member at PPM Technologies, Inc.; a Portland, Oregon based company that provides advanced technologies to global food processors.
None of the Committee Nominees has ever been employed by the Company in any capacity or have they ever been a director of the Company.

The members of the Committee have agreed to act in concert; however, they have expressly reserved the right to terminate their agreement to act in concert.

During the last ten (10) years: (i) none of the Committee members has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) none of the Committee members, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or finding any violation with respect to such laws; (iii) the Committee members, other than SIPII, LSBK, Broad Park, CBPS, 2514 MSF, Kursky and Pollack, were parties to a civil proceeding which ultimately mandated activities that were subject to federal securities laws. Specifically, a civil action was filed by IBSF, during a proxy contest with certain members of the Committee, in the U.S. District Court. This litigation named the members of the Committee, as Defendants; except, SIPII, LSBK, Broad Park, CBPS, 2514 MSF,

Exhibit C

Kursky and Pollack. The claim was made that three members on the Committee did not make all of the disclosures required by the Securities Exchange Act of 1934. The District Court entered a Judgment dismissing the claims made by IBSF. The Third Circuit Court of Appeals reversed in part, and remanded the matter, determining that two (2) additional disclosures should have been made. Pending the remand, an Amended Schedule 13D was filed making additional disclosures with regard to Seidcal Associates and Kevin Moore concerning the background, biographical and employment information on Brant Cali of Seidcal and Kevin Moore of Federal Holdings, LLC. Thereafter, in April, 1998, the District Court entered a Judgment After Remand which directed the inclusion of these disclosures in the Schedule 13D.

None of the Committee members is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the registrant, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. In addition none of the Committee members or any associates of the Committee members has or within the past year has had any arrangement or understanding with any person (a) with respect to any future employment by the Company or its affiliates; or (b) with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

Mr. Seidman is the manager of SAL, and is the President of the Corporate General Partner of SIP and SIPII and the investment manager for LSBK, Broad Park, CBPS and 2514 MSF; and, in that capacity, Mr. Seidman has the authority to cause those entities to acquire, hold, trade, and vote these securities. SAL, SIP, SIPII, LSBK, Broad Park and 2514 MSF were all created to acquire, hold, and sell publicly-traded securities. None of these entities was formed to solely acquire, hold, and sell the Company's securities. Each of these entities owns securities issued by one or more companies other than the Company. The members and limited partners in SAL, SIP, SIPII, LSBK, Broad Park, CBPS and 2514 MSF are all passive investors, who do not - and cannot - directly, or indirectly, participate in the management of these entities, including without limitation proxy contests. Seidman's total compensation is dependent upon the profitability of the operations of these entities, but no provision is made to compensate Seidman solely based upon the profits resulting from transactions from the Company's securities. In SAL, SIP, SIP II, LSBK, Broad Park, CBPS and 2514 MSF, Seidman receives an annual fee, which is payable quarterly, based upon a valuation of the assets, and he receives a percentage of the profits.

On November 8, 1995, the acting Director of the Office of Thrift Supervision ("OTS") issued a Cease and Desist Order against Seidman ("C&D"), after finding that Seidman recklessly engaged in unsafe and unsound practices in the business of an insured institution. The C&D actions complained of were Seidman's allegedly obstructing an OTS investigation. The C&D ordered him to cease and desist from (i) any attempts to hinder the OTS in the discharge of its regulatory responsibilities, including the conduct of any OTS examination or investigation; and (ii) any attempts to induce any person to withhold material information from the OTS related to the performance of its regulatory responsibilities. The Order also provides that for a period of no less than three (3) years if Seidman becomes an institution-affiliated party of any insured depository institution subject to the jurisdiction of the OTS, to the extent that his responsibilities include the preparation or review of any reports, documents, or other information that would be submitted or reviewed by the OTS in the discharge of its regulatory functions, all such reports, documents, and other information shall, prior to submission to, or review by the OTS, be independently reviewed by the Board of Directors or a duly appointed committee of the Board to ensure that all material information and facts have been fully and adequately disclosed. In addition, a civil money penalty in the amount of $20,812 was assessed.

The voting power over the Company's securities is not subject to any contingencies beyond standard provisions for entities of this nature (i.e., limited partnerships and limited liability companies) which govern the replacement of a manager or a general partner. Specifically, the shares held by each of the named entities are voted in the manner that Seidman elects, in his non-reviewable discretion.

Additional information concerning the Committee is set forth in Appendices A and B hereto. Each of the individuals listed on Appendix A attached hereto is a citizen of the United States.

SOLICITATION; EXPENSES

Proxies may be solicited by the Committee by mail, advertisement, telephone, facsimile, telegraph, and personal solicitation. Phone calls will be made to individual Shareholders by all the individual Committee members, and employees of D. F. King & Co.

Exhibit C

Certain of Seidman’s employees will perform secretarial work in connection with the solicitation of proxies, for which no additional compensation will be paid. Banks, brokerage houses, and other custodians, nominees and fiduciaries will be requested to forward the Committee’s solicitation material to their customers for whom they hold shares and the Committee will reimburse them for their reasonable out-of-pocket expenses. The Committee has retained D. F. King & Co. to assist in the solicitation of proxies and for related services. The Committee will pay D. F. King & Co. a fee of up to $25,000 and has agreed to reimburse it for its reasonable out-of-pocket expenses. In addition, the Committee has also agreed to indemnify D. F. King & Co. against certain liabilities and expenses, including liabilities and expenses under the federal securities laws. The Securities and Exchange Commission deems such an indemnification to be against public policy. Approximately twenty-five (25) persons will be used by D. F. King & Co. in its solicitation efforts.

The entire expense of preparing, assembling, printing, and mailing this Proxy Statement and related materials and the cost of soliciting proxies will be borne by SAL, SIP, SIPII, LSBK, Broad Park, CBPS and 2514 MSF. (The Committee does not intend to solicit proxies via the Internet.)

Although no precise estimate can be made at the present time, the Committee currently estimates that the total expenditures relating to the Proxy Solicitation incurred by the Committee will be approximately $50,000, of which $0 has been incurred to date. The Committee intends to seek reimbursement from the Company for those expenses incurred by the Committee, if the Committee's Nominees are elected, but does not intend to submit the question of such reimbursement to a vote of the Shareholders.

For the proxy solicited hereby to be voted, the enclosed WHITE proxy card must be signed, dated, and returned to the Committee, c/o D. F. King & Co. Inc., in the enclosed envelope in time to be voted at the Annual Meeting. If you wish to vote for the Committee Nominees, you must submit the enclosed WHITE proxy card and must NOT submit the Company's proxy card. If you have already returned the Company's proxy card, you have the right to revoke it as to all matters covered thereby and may do so by subsequently signing, dating, and mailing the enclosed WHITE proxy card. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE ANNUAL MEETING. Execution of a WHITE proxy card will not affect your right to attend the Annual Meeting and to vote in person. Any proxy may be revoked as to all matters covered thereby at any time prior to the time a vote is taken by (i) filing with the Secretary of the Company a later dated written revocation; (ii) submitting a duly executed proxy bearing a later date to the Committee; or (iii) attending and voting at the Annual Meeting in person. Attendance at the Annual Meeting will not in and of itself constitute a revocation.

Shares of Common Stock represented by a valid, unrevoked WHITE proxy card will be voted as specified. You may vote for the Committee's Nominees or withhold authority to vote for the Committee's Nominees by marking the proper box on the WHITE proxy card. Shares represented by a WHITE proxy card where no specification has been made will be voted for the Committee's Nominees.

Except as set forth in this Proxy Statement, the Committee is not aware of any other matter to be considered at the Annual Meeting. The persons named as proxies on the enclosed WHITE proxy card will, however, have discretionary voting authority as such proxies regarding any other business that may properly come before the Annual Meeting.

If your shares are held in the name of a brokerage firm, bank, or nominee, only they can vote such shares and only upon receipt of your specific instructions. Accordingly, please return the proxy in the envelope provided to you or contact the person responsible for your account and instruct that person to execute on your behalf the WHITE proxy card.

Only holders of record of Common Stock on the Annual Meeting Record Date will be entitled to vote at the Annual Meeting. If you are a Shareholder of record on the Annual Meeting Record Date, you will retain the voting rights in connection with the Annual Meeting even if you sell such shares after the Annual Meeting Record Date. Accordingly, it is important that you vote the shares of Common Stock held by you on the Annual Meeting Record Date, or grant a proxy to vote such shares on the WHITE proxy card, even if you sell such shares after such date.

The Committee believes that it is in your best interest to elect the Committee's Nominees as Directors at the Annual Meeting. THE COMMITTEE STRONGLY RECOMMENDS A VOTE FOR THE COMMITTEE NOMINEES.

ABINGTON BANCORP, INC. COMMITTEE TO PRESERVE SHAREHOLDER VALUE

Exhibit C

I M P O R T A N T !!!

If your shares are held in "Street Name," only your bank or broker can vote your shares and only upon receipt of your specific instructions. Please return the proxy provided to you or contact the person responsible for your account and instruct them to vote for the Committee's Nominees on the WHITE proxy card.

If you have any questions, or need further assistance, please call Lawrence Seidman at 973-952-0405, or, our proxy solicitor:

D. F. King & Co., Inc.
Attn: Richard Grubaugh
48 Wall Street, 22nd Floor
 New York, New York 10005
 (   )   -

This Proxy Statement, as well as other proxy materials distributed by the Participants,
are available free of charge online at www.readmaterials.com/                         .

Exhibit C

APPENDIX A

THE COMMITTEE TO PRESERVE SHAREHOLDER
VALUE AND ITS NOMINEES

The participants who comprise the Committee own in the aggregate 1,209,943 shares of Common Stock, representing approximately 6.00% of the shares outstanding and are as follows:

Seidman and Associates, LLC ("SAL"), is a New Jersey limited liability company, organized to invest in securities, whose principal and executive offices are located at 100 Misty Lane, 1st Floor, Parsippany, New Jersey 07054.  Lawrence Seidman is the Manager of SAL and has sole investment discretion and voting authority with respect to such securities.

Seidman Investment Partnership, LP ("SIP"), is a New Jersey limited partnership, whose principal and executive offices are located at 100 Misty Lane, 1st Floor, Parsippany, New Jersey 07054. Veteri Place Corporation is the sole General Partner of SIP and Lawrence Seidman is the only shareholder director and officer of Veteri Place Corporation. Seidman has sole investment discretion and voting authority with respect to such securities.

Seidman Investment Partnership II, LP ("SIPII"), is a New Jersey limited partnership, whose principal and executive offices are located at 100 Misty Lane, 1st Floor, Parsippany, New Jersey 07054. Veteri Place Corporation is the sole General Partner of SIPII and Lawrence Seidman is the only shareholder director and officer of Veteri Place Corporation. Seidman has sole investment discretion and voting authority with respect to such securities.

LSBK06-08, LLC (“LSBK”), is a New Jersey limited liability company, formed, in part, to invest in stock of public companies whose principal and executive offices are located at 10 Hill Hollow Road, Watchung, New Jersey 07069. Lawrence Seidman has the sole investment discretion and voting authority with respect to such securities.

Broad Park Investors, LLC (“Broad Park”), is a New Jersey limited liability company, formed, in part, to invest in stock of public companies whose principal and executive offices are located at 80 Main Street, Suite 510, West Orange, New Jersey 07052. Lawrence Seidman has the sole investment discretion and voting authority with respect to such securities.

CBPS, LLC ("CBPS"), is a New York limited liability company, formed, in part, to invest in stock of public companies whose principal and executive offices are located at Ninth Floor Corporation, c/o The Clark Estates, One Rockefeller Plaza, New York, New York 10020.  Lawrence Seidman has the sole investment discretion and voting authority with respect to such securities.

2514 Multi-Strategy Fund, LP ("2514 MSF"), is a Delaware limited partnership, whose principal and executive offices are located at LCM Group, 15310 Amberly Drive, Suite 220, Tampa, Florida 33647.  Lawrence Seidman has the sole investment discretion and voting authority with respect to such securities.

Manuel Kursky is a private investor with sole discretion on all shares he and his wife own and a consultant to financial institutions.  Kursky was a Deputy Superintendent with the New York State Banking Department and retired in 2007. See “Election of Committee Nominees” for a complete resume.

Dennis Pollack is a private investor with sole discretion on all shares he owns and a Senior Managing Director of a New York City based investment bank.  See “Election of Committee Nominees” for a complete resume.

Lawrence Seidman is a businessman whose principal offices are located at 100 Misty Lane, Parsippany, New Jersey  07054.  Mr. Seidman may be deemed to have sole voting power and dispositive power as to shares beneficially owned by SAL, SIP, SIP II, LSBK, Broad Park, CBPS, 2514 MSF and his discretionary clients.

Exhibit C

The following sets forth the name, business address, and the number of shares of Common Stock of the Company beneficially owned as of December 31, 2011, by each of the Committee Members [The actual stock purchase transactions are set forth on Exhibit B.]

Name/Class	Business Address	Number of Shares of Common Stock Beneficially Owned	Percent of
1. Seidman and Associates, LLC (SAL)	Ivy Corporate Park 100 Misty Lane, 1st Floor Parsippany, NJ 07054	194,985.97%
2. Seidman Investment Partnership, LP (SIP)	Ivy Corporate Park 100 Misty Lane, 1st Floor Parsippany, NJ 07054	192,821.96%
3. Seidman Investment Partnership II, LP (SIPII)	Ivy Corporate Park 100 Mistly Lane, 1st Floor Parsippany, NJ 07054	171,126.85%
4. Lawrence Seidman and Seidman Clients (1)	19 Veteri Place Wayne, NJ 07470	1,207,943	5.99%
5. LSBK06-08, LLC (LSBK)	10 Hollow Hill Road Watchung, NJ 07069	170,200.84%
6. Broad Park Investors, LLC (Broad Park)	80 Main St., Suite 510 West Orange, NJ 07052	170,608.85%
7. CBPS, LLC (CBPS)	Ninth Floor Corporation c/o The Clark Estates One Rockefeller Plaza New York, NY 10020	179,683.89%
8. 2514 Multi-Strategy Fund, LP (2514 MSF)	LCM Group 15310 Amberly Drive, Suite 220 Tampa, FL 33647	125,845.62%
9. Manuel Kursky (2)	6 Barone Road West Orange, NJ 07052	1,000	(3)
10. Dennis Pollack (2)	Edgerock Realty Advisors, LLC 825 Third Ave New York, NY 10022	1,000	(3)
------------------
(1) Includes all shares owed by SAL, SIP, SIPII, LSBK, Broad Park, CBPS and 2514 MSF.
(2) The individual has sole voting and dispositive power for the shares he owns.
(3) Less than .01%.

Seidman may be deemed to have sole voting power and dispositive power as to 1,207,943 shares beneficially owned by SAL, SIP, SIP II, LSBK, Broad Park, CBPS and 2514 MSF and his discretionary clients. On November 8, 1995, the acting director of the Office of Thrift Supervision (OTS) issued a Cease and Desist Order against Seidman ("C&D") after finding that Seidman recklessly engaged in unsafe and unsound practices in the business of an insured institution. The C&D actions complained of were Seidman's allegedly obstructing an OTS investigation. The C&D ordered him to cease and desist from (i) any attempts to hinder the OTS in the discharge of its regulatory responsibilities, including the conduct of any OTS examination or investigation; and (ii) any attempts to induce any person to withhold material information from the OTS related to the performance of its regulatory responsibilities. The Order also provides that for a period of no less than three (3) years if Seidman becomes an institution-affiliated party of any insured depository institution subject to the jurisdiction of the OTS, to the extent that his responsibilities include the preparation or review of any reports, documents, or other information that would be submitted or reviewed by the OTS in the discharge of its regulatory functions, all such reports, documents, and other information shall, prior to submission to, or review by the OTS, be independently reviewed by the Board of Directors or a duly appointed committee of the Board to ensure that all material information and facts have been fully and adequately disclosed. In addition, a civil money penalty in the amount of $20,812 was assessed.

Exhibit C

EXHIBIT B
Entity	Date Purch	Cost per Share	Cost	Shares
SAL	6/3/2008	10.0604	147,485.59	14,660
SAL	6/18/2008	9.5600	19,120.00	2,000
SAL	10/10/2008	9.3133	13,970.00	1,500
SAL	6/30/2009	8.0493	20,123.25	2,500
SAL	7/2/2009	8.0256	44,141.00	5,500
SAL	8/6/2009	8.2057	24,617.00	3,000
SAL	8/10/2009	8.1687	18,788.00	2,300
SAL	8/11/2009	8.1170	9,090.99	1,120
SAL	8/28/2009	8.1580	20,395.00	2,500
SAL	8/31/2009	8.1509	179,320.00	22,000
SAL	9/1/2009	8.1100	8,110.00	1,000
SAL	9/2/2009	7.9550	31,820.00	4,000
SAL	9/3/2009	7.7170	15,434.00	2,000
SAL	9/4/2009	7.6346	19,849.94	2,600
SAL	9/24/2009	7.7817	15,563.40	2,000
SAL	1/5/2010	6.7466	11,246.58	1,667
SAL	1/6/2010	6.7308	17,540.42	2,606
SAL	1/7/2010	6.7539	13,507.80	2,000
SAL	1/12/2010	6.7955	18,347.87	2,700
SAL	1/15/2010	7.1497	14,299.40	2,000
SAL	1/20/2010	7.1016	17,754.00	2,500
SAL	1/22/2010	7.0953	17,738.25	2,500
SAL	1/26/2010	7.0879	19,491.73	2,750
SAL	1/28/2010	7.1266	23,090.10	3,240
SAL	2/2/2010	7.1707	28,682.80	4,000
SAL	2/4/2010	7.2130	21,638.90	3,000
SAL	2/5/2010	7.3563	36,781.50	5,000
SAL	3/4/2010	8.0549	32,219.60	4,000
SAL	3/15/2010	8.1024	32,409.60	4,000
SAL	3/31/2010	8.0389	26,801.69	3,334
SAL	4/1/2010	7.9959	26,650.34	3,333
SAL	4/9/2010	8.2712	14,019.68	1,695
SAL	4/12/2010	8.1100	16,220.00	2,000
SAL	5/27/2010	9.0600	18,120.00	2,000
SAL	6/3/2010	9.0579	22,644.75	2,500
SAL	6/7/2010	8.8065	44,032.50	5,000
SAL	6/10/2010	8.7575	21,893.75	2,500
SAL	6/21/2010	9.0035	54,021.20	6,000
SAL	6/22/2010	9.1080	22,770.00	2,500
SAL	6/23/2010	8.8698	2,660.95	300
SAL	6/24/2010	8.8530	17,705.95	2,000
SAL	6/29/2010	8.8044	17,608.80	2,000
SAL	7/6/2010	8.8041	13,206.20	1,500
SAL	7/16/2010	8.9130	20,054.23	2,250
SAL	7/21/2010	8.9313	22,328.25	2,500
SAL	8/11/2010	9.2825	46,412.50	5,000
SAL	8/13/2010	9.5393	47,696.50	5,000
SAL	8/19/2010	9.5844	45,813.36	4,780
SAL	8/20/2010	9.5980	23,995.00	2,500
SAL	9/2/2010	10.1051	39,915.00	3,950
SAL	10/27/2010	10.6563	34,100.00	3,200
SAL	10/29/2010	10.6408	24,473.84	2,300
SAL	11/1/2010	10.6548	28,767.98	2,700
SAL	11/2/2010	10.8016	135,020.00	12,500
SAL	6/3/2008	10.0604	10,060.41	1,000
Total			1,689,569.60	194,985

Exhibit C
EXHIBIT B
Entity	Date Purch	Cost per Share	Cost	Shares
SIP	6/3/2008	10.0604	155,031.00	15,410
SIP	6/24/2008	9.5349	19,069.80	2,000
SIP	11/21/2008	9.0250	7,220.00	800
SIP	6/30/2009	8.0493	20,123.25	2,500
SIP	7/6/2009	7.9510	15,902.00	2,000
SIP	7/7/2009	7.9580	19,895.00	2,500
SIP	7/29/2009	8.0618	13,705.00	1,700
SIP	8/6/2009	8.2057	24,617.00	3,000
SIP	8/10/2009	8.1687	18,788.00	2,300
SIP	8/11/2009	8.1170	9,090.99	1,120
SIP	8/31/2009	8.1509	179,320.00	22,000
SIP	9/1/2009	8.1053	20,263.25	2,500
SIP	9/2/2009	7.9550	31,820.00	4,000
SIP	9/3/2009	7.7170	15,434.00	2,000
SIP	9/4/2009	7.6346	19,849.94	2,600
SIP	9/24/2009	7.7817	15,563.40	2,000
SIP	1/5/2010	6.7466	11,246.58	1,667
SIP	1/6/2010	6.7308	17,540.42	2,606
SIP	1/7/2010	6.7539	13,507.80	2,000
SIP	1/13/2010	6.8544	23,304.90	3,400
SIP	1/15/2010	7.1497	14,299.40	2,000
SIP	1/21/2010	7.1045	24,155.24	3,400
SIP	1/25/2010	7.0751	23,885.54	3,376
SIP	1/27/2010	7.0868	19,134.36	2,700
SIP	2/2/2010	7.1707	28,682.80	4,000
SIP	2/4/2010	7.2130	21,638.90	3,000
SIP	2/9/2010	7.2567	21,770.00	3,000
SIP	2/26/2010	7.6882	15,376.40	2,000
SIP	3/4/2010	8.0549	32,219.60	4,000
SIP	3/11/2010	8.1080	20,270.00	2,500
SIP	3/30/2010	8.1039	22,691.04	2,800
SIP	3/31/2010	8.0389	26,801.69	3,334
SIP	4/1/2010	7.9959	26,650.34	3,333
SIP	4/9/2010	8.2712	14,019.68	1,695
SIP	5/21/2010	9.0300	23,478.00	2,600
SIP	5/27/2010	9.0600	18,120.00	2,000
SIP	6/3/2010	9.0579	22,644.75	2,500
SIP	6/7/2010	8.8065	44,032.50	5,000
SIP	6/17/2010	8.9531	17,010.94	1,900
SIP	6/21/2010	9.0035	54,021.20	6,000
SIP	6/22/2010	9.1080	22,770.00	2,500
SIP	6/24/2010	8.8530	17,705.95	2,000
SIP	6/25/2010	8.7931	8,793.10	1,000
SIP	6/29/2010	8.7544	17,508.80	2,000
SIP	7/6/2010	8.8041	13,206.20	1,500
SIP	7/16/2010	8.9130	20,054.23	2,250
SIP	8/10/2010	9.3303	9,330.30	1,000
SIP	8/12/2010	9.4195	56,517.20	6,000
SIP	8/13/2010	9.5393	47,696.50	5,000
SIP	8/19/2010	9.5844	45,813.36	4,780
SIP	9/2/2010	10.1051	39,915.00	3,950
SIP	9/23/2010	10.0611	18,110.00	1,800
SIP	10/27/2010	10.6500	34,080.00	3,200
SIP	10/29/2010	10.6408	21,281.60	2,000
SIP	11/1/2010	10.6551	27,703.24	2,600
SIP	11/2/2010	10.8017	129,620.00	12,000
Total			1,672,300.19	192,821

Exhibit C
EXHIBIT B
Entity	Date Purch	Cost per Share	Cost	Shares
SIPII	6/3/2008	10.0604	183,703.00	18,260
SIPII	6/3/2008	10.0604	-17,595.64	-1,749
SIPII	6/24/2008	9.5403	12,402.37	1,300
SIPII	6/24/2008	9.5400	-1,182.96	-124
SIPII	6/30/2009	8.0493	20,123.25	2,500
SIPII	6/30/2009	8.0492	-1,923.76	-239
SIPII	7/2/2009	8.0260	40,130.00	5,000
SIPII	7/2/2009	8.0260	-3,844.45	-479
SIPII	8/6/2009	8.2057	24,617.00	3,000
SIPII	8/6/2009	8.2057	-2,355.04	-287
SIPII	8/10/2009	8.1687	18,788.00	2,300
SIPII	8/10/2009	8.1687	-1,797.11	-220
SIPII	8/11/2009	8.1170	9,090.99	1,120
SIPII	8/11/2009	8.1170	-868.52	-107
SIPII	8/31/2009	8.1560	22,021.22	2,700
SIPII	8/31/2009	8.1509	179,320.00	22,000
SIPII	8/31/2009	8.1509	-17,173.95	-2,107
SIPII	8/31/2009	8.1559	-2,104.22	-258
SIPII	9/2/2009	7.9550	31,820.00	4,000
SIPII	9/2/2009	7.9550	-3,046.77	-383
SIPII	9/3/2009	7.7170	15,434.00	2,000
SIPII	9/3/2009	7.7170	-1,473.95	-191
SIPII	9/4/2009	7.6346	19,849.94	2,600
SIPII	9/4/2009	7.6346	-1,901.02	-249
SIPII	9/24/2009	7.7817	15,563.40	2,000
SIPII	9/24/2009	7.7815	-1,486.27	-191
SIPII	1/5/2010	6.7466	11,246.58	1,667
SIPII	1/6/2010	6.7308	17,540.42	2,606
SIPII	1/7/2010	6.7536	13,507.20	2,000
SIPII	1/13/2010	6.8485	22,600.05	3,300
SIPII	1/15/2010	7.1397	14,279.40	2,000
SIPII	1/21/2010	7.1047	23,445.38	3,300
SIPII	1/22/2010	7.0953	17,738.25	2,500
SIPII	1/26/2010	7.0879	19,491.73	2,750
SIPII	1/28/2010	7.1266	23,090.10	3,240
SIPII	2/3/2010	7.1660	29,559.95	4,125
SIPII	2/4/2010	7.2130	21,638.90	3,000
SIPII	2/5/2010	7.3563	18,390.75	2,500
SIPII	2/10/2010	7.2543	10,881.50	1,500
SIPII	2/26/2010	7.6882	15,376.40	2,000
SIPII	3/1/2010	7.6951	19,237.75	2,500
SIPII	3/4/2010	8.0549	32,219.60	4,000
SIPII	3/12/2010	8.1066	20,266.50	2,500
SIPII	3/30/2010	8.1057	28,370.00	3,500
SIPII	3/31/2010	8.0389	26,793.66	3,333
SIPII	4/1/2010	7.9959	26,658.33	3,334
SIPII	4/9/2010	8.2712	14,019.68	1,695
SIPII	5/24/2010	9.0532	18,106.40	2,000
SIPII	5/27/2010	9.0600	18,120.00	2,000
SIPII	6/4/2010	8.8171	26,451.20	3,000
SIPII	6/8/2010	8.6551	43,275.50	5,000
SIPII	6/17/2010	8.9531	17,010.94	1,900
SIPII	6/21/2010	9.0035	54,021.20	6,000
SIPII	6/22/2010	9.1080	22,770.00	2,500
SIPII	6/24/2010	8.8530	17,705.95	2,000
SIPII	6/28/2010	8.8700	8,870.00	1,000

Exhibit C
EXHIBIT B
Entity	Date Purch	Cost per Share	Cost	Shares
SIPII	7/6/2010	8.8041	13,206.20	1,500
SIPII	7/16/2010	8.9130	20,054.23	2,250
SIPII	7/20/2010	8.8947	17,789.40	2,000
SIPII	8/12/2010	9.4196	55,575.58	5,900
SIPII	8/13/2010	9.5409	34,347.08	3,600
SIPII	8/13/2010	9.4916	13,288.24	1,400
SIPII	8/19/2010	9.5844	45,813.36	4,780
SIPII	9/2/2010	10.1051	39,915.00	3,950
SIPII	9/28/2010	10.0250	8,020.00	800
Total			1,436,801.92	171,126

LSBK	6/3/2008	10.0604	214,890.00	21,360
LSBK	7/8/2009	7.9500	31,800.00	4,000
LSBK	8/6/2009	8.2057	24,617.00	3,000
LSBK	8/10/2009	8.1687	18,788.00	2,300
LSBK	8/11/2009	8.1170	9,090.99	1,120
LSBK	8/18/2009	8.1489	16,297.80	2,000
LSBK	8/31/2009	8.1509	179,629.70	22,038
LSBK	9/1/2009	8.1053	20,263.25	2,500
LSBK	9/2/2009	7.9550	31,820.00	4,000
LSBK	9/3/2009	7.7170	15,434.00	2,000
LSBK	9/4/2009	7.6346	19,849.94	2,600
LSBK	9/24/2009	7.7817	15,563.40	2,000
LSBK	1/5/2010	6.7466	11,246.58	1,667
LSBK	1/6/2010	6.7308	17,540.42	2,606
LSBK	1/11/2010	6.7908	21,228.03	3,126
LSBK	1/20/2010	7.1016	17,754.00	2,500
LSBK	1/22/2010	7.0953	17,738.25	2,500
LSBK	1/26/2010	7.0879	19,491.73	2,750
LSBK	1/28/2010	7.1266	23,090.10	3,240
LSBK	2/3/2010	7.1660	29,559.95	4,125
LSBK	2/5/2010	7.3563	36,781.50	5,000
LSBK	2/26/2010	7.6882	15,376.40	2,000
LSBK	3/3/2010	7.8326	21,148.04	2,700
LSBK	3/4/2010	8.0549	32,219.60	4,000
LSBK	3/12/2010	8.0986	20,246.50	2,500
LSBK	3/30/2010	8.1057	28,370.00	3,500
LSBK	3/31/2010	8.0389	26,793.66	3,333
LSBK	4/1/2010	7.9959	26,658.33	3,334
LSBK	4/9/2010	8.2712	14,019.68	1,695
LSBK	5/24/2010	9.0532	18,106.40	2,000
LSBK	5/27/2010	9.0600	18,120.00	2,000
LSBK	6/4/2010	8.8171	26,451.20	3,000
LSBK	6/8/2010	8.6551	43,275.50	5,000
LSBK	6/29/2010	8.7944	26,383.20	3,000
LSBK	7/16/2010	8.9130	20,054.23	2,250
LSBK	7/21/2010	8.9313	22,328.25	2,500
LSBK	7/30/2010	9.4041	18,808.20	2,000
LSBK	8/5/2010	9.4235	40,766.16	4,326
LSBK	8/11/2010	9.2825	46,412.50	5,000
LSBK	8/12/2010	9.4196	55,575.58	5,900
LSBK	8/13/2010	9.4956	47,478.00	5,000
LSBK	8/19/2010	9.5844	45,813.36	4,780
LSBK	9/2/2010	10.1051	39,915.00	3,950
Total			1,446,794.43	170,200

Exhibit C

EXHIBIT B
Entity	Date Purch	Cost per Share	Cost	Shares
Broad Park	6/3/2008	10.0600	194,259.00	19,310
Broad Park	6/30/2009	8.0573	20,143.25	2,500
Broad Park	7/6/2009	7.9515	15,107.90	1,900
Broad Park	7/7/2009	7.9500	19,875.00	2,500
Broad Park	8/6/2009	8.2057	24,617.00	3,000
Broad Park	8/10/2009	8.1600	18,768.00	2,300
Broad Park	8/11/2009	8.1170	9,090.99	1,120
Broad Park	8/26/2009	8.2563	26,420.00	3,200
Broad Park	8/31/2009	8.1509	179,320.00	22,000
Broad Park	9/1/2009	8.1053	20,263.25	2,500
Broad Park	9/2/2009	7.9550	31,820.00	4,000
Broad Park	9/3/2009	7.7170	15,434.00	2,000
Broad Park	9/4/2009	7.6346	19,849.94	2,600
Broad Park	9/24/2009	7.7817	15,563.40	2,000
Broad Park	1/5/2010	6.7346	11,226.58	1,667
Broad Park	1/6/2010	6.7308	17,540.42	2,606
Broad Park	1/7/2010	6.7539	13,507.80	2,000
Broad Park	1/15/2010	7.1497	14,299.40	2,000
Broad Park	1/21/2010	7.1047	23,445.38	3,300
Broad Park	1/25/2010	7.0818	21,245.30	3,000
Broad Park	1/28/2010	7.1204	23,070.10	3,240
Broad Park	2/3/2010	7.1660	29,559.95	4,125
Broad Park	2/5/2010	7.3563	36,781.50	5,000
Broad Park	2/26/2010	7.6882	15,376.40	2,000
Broad Park	3/4/2010	8.0499	32,199.60	4,000
Broad Park	3/11/2010	8.1080	20,270.00	2,500
Broad Park	3/15/2010	8.1024	32,409.60	4,000
Broad Park	3/31/2010	8.0389	26,793.66	3,333
Broad Park	4/1/2010	7.9959	26,650.34	3,333
Broad Park	4/9/2010	8.2712	14,011.42	1,694
Broad Park	5/24/2010	9.0432	18,086.40	2,000
Broad Park	5/27/2010	9.0600	18,120.00	2,000
Broad Park	6/4/2010	8.8171	26,451.20	3,000
Broad Park	6/8/2010	8.6551	43,275.50	5,000
Broad Park	6/18/2010	9.0000	27,900.00	3,100
Broad Park	6/21/2010	9.0002	54,001.20	6,000
Broad Park	6/22/2010	9.1000	22,750.00	2,500
Broad Park	6/24/2010	8.8530	17,705.95	2,000
Broad Park	7/6/2010	8.8041	13,206.20	1,500
Broad Park	7/16/2010	8.9041	20,034.23	2,250
Broad Park	7/21/2010	8.9233	22,308.25	2,500
Broad Park	8/12/2010	9.4324	51,878.40	5,500
Broad Park	8/16/2010	9.5561	31,535.00	3,300
Broad Park	8/19/2010	9.5844	45,813.36	4,780
Broad Park	8/20/2010	9.5980	23,995.00	2,500
Broad Park	9/2/2010	10.1051	39,915.00	3,950
Total			1,445,894.87	170,608

Exhibit C

EXHIBIT B
Entity	Date Purch	Cost per Share	Cost	Shares
CBPS	9/30/2009	7.7910	77,910.00	10,000
CBPS	10/1/2009	7.7668	77,668.00	10,000
CBPS	1/5/2010	6.7346	11,213.11	1,665
CBPS	1/6/2010	6.7285	17,521.01	2,604
CBPS	1/7/2010	6.7439	13,487.80	2,000
CBPS	1/12/2010	6.7881	19,006.68	2,800
CBPS	1/15/2010	7.1397	14,279.40	2,000
CBPS	1/20/2010	7.1016	17,754.00	2,500
CBPS	1/22/2010	7.0873	17,718.25	2,500
CBPS	1/26/2010	7.0879	19,491.73	2,750
CBPS	1/28/2010	7.1204	23,070.10	3,240
CBPS	2/3/2010	7.1612	29,539.95	4,125
CBPS	2/5/2010	7.3563	36,781.50	5,000
CBPS	2/25/2010	7.7902	43,625.12	5,600
CBPS	2/26/2010	7.6782	15,356.40	2,000
CBPS	3/4/2010	8.0499	32,199.60	4,000
CBPS	3/12/2010	8.0986	21,056.36	2,600
CBPS	3/30/2010	8.1000	40,500.00	5,000
CBPS	3/31/2010	8.0329	26,773.66	3,333
CBPS	4/1/2010	7.9899	26,630.34	3,333
CBPS	4/7/2010	8.1500	26,080.00	3,200
CBPS	5/21/2010	9.0300	23,478.00	2,600
CBPS	5/25/2010	9.0227	22,556.75	2,500
CBPS	5/26/2010	9.0500	19,910.00	2,200
CBPS	5/28/2010	8.9422	29,813.29	3,334
CBPS	6/4/2010	8.8104	52,862.40	6,000
CBPS	6/7/2010	8.8025	44,892.75	5,100
CBPS	6/8/2010	8.6511	43,255.50	5,000
CBPS	6/10/2010	8.7495	21,873.75	2,500
CBPS	6/18/2010	9.0000	27,900.00	3,100
CBPS	6/21/2010	9.0002	87,292.94	9,699
CBPS	6/22/2010	9.1000	36,400.00	4,000
CBPS	6/24/2010	8.8500	17,700.00	2,000
CBPS	6/25/2010	8.7731	28,951.23	3,300
CBPS	6/28/2010	8.8500	8,850.00	1,000
CBPS	6/29/2010	8.7944	26,383.20	3,000
CBPS	7/1/2010	8.7000	21,750.00	2,500
CBPS	7/6/2010	8.7908	35,163.20	4,000
CBPS	7/7/2010	8.8000	17,600.00	2,000
CBPS	7/16/2010	8.9041	20,034.23	2,250
CBPS	7/21/2010	8.9233	22,308.25	2,500
CBPS	8/12/2010	9.4288	47,144.00	5,000
CBPS	8/16/2010	9.5500	28,650.00	3,000
CBPS	8/19/2010	9.5736	47,868.00	5,000
CBPS	8/20/2010	9.5900	18,221.00	1,900
CBPS	9/2/2010	10.1000	39,895.00	3,950
CBPS	11/2/2010	10.8000	129,600.00	12,000
Total			1,528,016.50	179,683

Exhibit C

EXHIBIT B
Entity	Date Purch	Cost per Share	Cost	Shares
2514 MSF	6/3/2008	10.0604	17,595.64	1,749
2514 MSF	6/24/2008	9.5400	1,182.96	124
2514 MSF	6/30/2009	8.0492	1,923.76	239
2514 MSF	7/2/2009	8.0260	3,844.45	479
2514 MSF	8/6/2009	8.2057	2,355.04	287
2514 MSF	8/10/2009	8.1687	1,797.11	220
2514 MSF	8/11/2009	8.1170	868.52	107
2514 MSF	8/31/2009	66.5657	17,173.95	258
2514 MSF	8/31/2009	0.9987	2,104.22	2,107
2514 MSF	9/2/2009	7.9550	3,046.77	383
2514 MSF	9/3/2009	7.7170	1,473.95	191
2514 MSF	9/4/2009	7.6346	1,901.02	249
2514 MSF	9/24/2009	7.7815	1,486.27	191
2514 MSF	2/1/2010	7.1567	21,470.00	3,000
2514 MSF	2/4/2010	7.2130	21,638.90	3,000
2514 MSF	2/4/2010	7.2130	21,638.90	3,000
2514 MSF	2/5/2010	7.3563	18,390.75	2,500
2514 MSF	2/11/2010	7.2441	18,110.25	2,500
2514 MSF	2/11/2010	7.2441	18,110.25	2,500
2514 MSF	3/1/2010	7.6951	19,237.75	2,500
2514 MSF	3/1/2010	7.7025	10,013.23	1,300
2514 MSF	3/4/2010	8.0499	18,514.77	2,300
2514 MSF	3/4/2010	8.0499	19,319.76	2,400
2514 MSF	3/15/2010	8.1018	36,458.30	4,500
2514 MSF	3/15/2010	8.1018	36,458.30	4,500
2514 MSF	3/30/2010	8.1000	8,100.00	1,000
2514 MSF	3/30/2010	8.1000	16,200.00	2,000
2514 MSF	5/24/2010	9.0432	18,086.40	2,000
2514 MSF	5/24/2010	9.0432	18,086.40	2,000
2514 MSF	5/25/2010	9.0227	22,556.75	2,500
2514 MSF	5/25/2010	9.0227	22,556.75	2,500
2514 MSF	5/26/2010	9.0500	19,910.00	2,200
2514 MSF	5/26/2010	9.0500	19,910.00	2,200
2514 MSF	5/28/2010	8.9422	29,804.35	3,333
2514 MSF	5/28/2010	8.9422	29,804.35	3,333
2514 MSF	7/15/2010	9.0111	45,055.50	5,000
2514 MSF	7/15/2010	9.0111	45,055.50	5,000
2514 MSF	7/19/2010	8.8487	8,848.70	1,000
2514 MSF	7/19/2010	8.8487	11,503.31	1,300
2514 MSF	7/20/2010	8.8947	17,789.40	2,000
2514 MSF	7/20/2010	8.8927	22,231.75	2,500
2514 MSF	7/29/2010	9.0978	20,997.72	2,308
2514 MSF	7/30/2010	9.3941	18,788.20	2,000
2514 MSF	7/30/2010	9.3941	37,576.40	4,000
2514 MSF	8/5/2010	9.4235	40,766.16	4,326
2514 MSF	8/11/2010	9.2805	92,805.00	10,000
2514 MSF	8/11/2010	9.2873	20,998.69	2,261
2514 MSF	8/12/2010	9.4328	47,164.00	5,000
2514 MSF	8/19/2010	9.5772	52,674.80	5,500
2514 MSF	10/21/2010	10.5126	42,050.40	4,000
2514 MSF	10/21/2010	10.5109	63,065.60	6,000
Total			1,108,500.95	125,845

Exhibit C

EXHIBIT B
Entity	Date Purch	Cost per Share	Cost	Shares
Seidman Client	1/27/2010	7.0599	3,529.95	500
Seidman Client	1/27/2010	7.0600	1,235.50	175
Seidman Client	6/24/2010	8.8200	8,820.00	1,000
Seidman Client	1/20/2010	7.0000	1,400.00	200
Seidman Client	1/21/2010	7.0000	4,900.00	700
Seidman Client	1/21/2010	7.0000	700.00	100
Total			20,585.45	2,675

Pollack	7/6/2010	8.8500	8,850.00	1,000
Total			8,850.00	1,000

Kursky & Family*	12/7/2010	11.9705	11,970.51	1,000
Total			11,970.51	1,000

Grand Total			10,369,284.42	1,209,943

*These shares are owned jointly with Mr. Kursky's wife. Mr. Kursky has sole dispositive and voting discretion regarding these shares.

Exhibit C
PROXY

THIS PROXY IS SOLICITED IN OPPOSITION TO THE BOARD OF DIRECTORS OF ABINGTON BANCORP, INC. BY THE COMMITTEE TO PRESERVE SHAREHOLDER VALUE.

ANNUAL MEETING OF SHAREHOLDERS

The undersigned hereby appoints Manuel Kursky or Dennis Pollack with full power of substitution as proxy for the undersigned, to vote all shares of common stock, of Abington Bancorp, Inc.,(the "Company"), which the undersigned is entitled to vote at the Annual Meeting of Shareholders to be held on XXXX     , 2012, or any adjournment(s) or postponement(s) thereof (the "Meeting"), as follows:

1. ELECTION OF DIRECTORS - To elect

MANUEL KURSKY	DENNIS POLLACK

FOR	WITHOLD	FOR	WITHOLD

To withhold authority to vote for the election of Manuel Kursky or Dennis Pollack, write the respective name(s) in the following space(s) or withhold authority for any by placing an X next to Withhold.

The Committee intends to use this proxy to vote for one person who has been nominated by the Company to serve as a director other than the Company Nominees noted below. You should refer to the Company’s proxy statement and form of proxy distributed by the Company for the names, backgrounds, qualifications, and other information concerning the Company’s Nominees. The Committee is NOT seeking authority to vote for and will NOT exercise any authority for                            and                           ;  two of the Company's Nominees. There is no assurance that any of the Company’s Nominees will serve if elected with the Committee’s Nominees. You may withhold authority to vote for an additional Company Nominee, by writing the name of the Company Nominee in the following space below:

IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned Shareholder. Unless otherwise specified, this proxy will be voted "FOR" the election of the Committee's Nominees as a Director. This proxy revokes all prior proxies given by the undersigned.

Exhibit C

In his discretion, the proxy is authorized to vote upon such other business as may properly come before the meeting, or any adjournments or postponements thereof, as provided in the proxy statement provided herewith.

Please sign exactly as your name appears hereon or on your proxy cards previously sent to you. When shares are held by joint tenants, both should sign.  When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This proxy card votes all shares held in all capacities.

Dated:___________________________________

_________________________________________
(Signature)
_________________________________________
(Signature, if jointly held)

Title: ____________________________________

PLEASE SIGN, DATE, AND MAIL THIS PROXY CARD TODAY.

Exhibit D

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such Statement and all amendments to such statement is made on behalf of each of them.

In addition the undersigned hereby appoints Lawrence B. Seidman as Attorney-in-Fact for the undersigned with authority to execute and deliver on behalf of the undersigned any and all documents (including any amendments thereto) required to be filed by the undersigned or otherwise executed and delivered by the undersigned pursuant to the Securities Exchange Act of 1934, as amended, all other federal, state and local securities and corporation laws, and all regulations promulgated thereunder.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on January 6, 2011

/ss/ Manny Kursky
Manuel Kursky

/ss/ Dennis Pollack
Dennis Pollack

Schedule A

Entity	Date Purch/Transferred	Cost per Share	Cost	Shares

Contrarian	11/30/2010	0.00	0.00	-73,551

2514 MSF	11/30/2010	0.00	0.00	73,551

Kursky & Family*	12/7/2010	11.9705	11,970,.51	1,000

Pollack	7/6/2010	8.8500	8,850.00	1,000

* These shares are owned jointly with Mr. Kursky's wife.  Mr. Kursky has sole dispositive and voting discretion regarding these shares.